82- SUBMISSIONS FACING SHEET



03024605

MICROFICHE CONTROL LABEL





REGISTRANT'S NAME: Chevalier International Holdings Limited

*CURRENT ADDRESS: 22/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 4203 FISCAL YEAR 3/31/98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03

82-4203

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

CHEVALIER

INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

AR/S

03 MAY 13 AM 7:21 3-31-98

ANNUAL REPORT 1997-1998

CHEVALIER

目錄

財務日誌

事項	日期
中期業績公佈	一九九七年十二月十二日
末期業績公佈	一九九八年七月二十八日
截止過戶日期	
中期	一九九八年一月十二日至十六日
末期	一九九八年九月十七日至二十三日
股東週年大會	一九九八年九月二十三日
派發股息	
中期股息每股港幣四仙	一九九八年二月十八日
末期股息每股港幣五仙	一九九八年十一月二日

財務概要

（所列帳項均為港幣）

下列為本集團截至一九九八年三月三十一日止五年內之總資產、總負債、股本及業績概況。

	1994	1995	1996	1997	**1998**
財政項目（*百萬元*）					
總資產	4,487	5,958	8,390	11,182	**10,085**
總負債	3,072	4,412	6,956	9,553	**8,338**
股本	712	713	739	755	**1,025**
（發行股數—百萬）					
股東權益	1,415	1,546	1,434	1,629	**1,747**
營業額	3,657	2,944	4,971	5,464	**7,478**
股東應佔溢利	154	202	145	241	**195**
每股計算					
盈利*					
基本	22仙	25仙	18仙	29仙	**22仙**
全面攤薄	22仙	25仙	17仙	26仙	**22仙**
股息	9仙	10仙	12.5仙	10.5仙	**9仙**
資產淨值（按帳面值）	1.81元	1.97元	1.76元	1.96元	**1.71元**

* *每股盈利乃根據集團該年度股東應佔溢利及按該年度已發行股份之加權平均股數計算。全面攤薄之每股盈利乃按已調整集團溢利計算，該計算方法乃假設認購股權及認股權證持有人在本財政年度開始時已行使全部認購股權及認股權證，而所得資金經存於一主要銀行，以賺取按優惠利率計算之除稅後利息。*

一九九四年至一九九七年之每股盈利、每股股息及每股資產淨值已就去年發行之紅股在有關年度作出調整。

營業額


百萬港元
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,657
2,944
4,971
5,464
7,478
1994
1995
1996
1997
1998

股東應佔溢利


百萬港元
300
250
200
150
100
50
0
154
202
145
241
195
1994
1995
1996
1997
1998

股東權益


百萬港元
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,415
1,546
1,434
1,629
1,747
1994
1995
1996
1997
1998

公司資料

執行董事

周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

非執行董事

李東海 Cavaliere Gr. Cr., O.B.E.,
Chev. Leg. D'Hon., Comm. Leopold II, J.P.
Iain Leonard DALE O.B.E.

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

美國大通銀行
恒生銀行
香港上海滙豐銀行
上海商業銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心四十四樓四四零一室

網址

http://www.chevalier.com

香港特別行政區政府工務局

其士(建築)有限公司	— 第一名冊—樓宇建築(C組)
其士(機電工程)有限公司	— 電器安裝工程(第三組別)
其士(環境技術)有限公司	— 供應及安裝水及污水處理設施
	— 供應及安裝給水處理設施
其士(香港)有限公司	— 冷氣及冷凍機房包括風管(第二組)
	— 安裝鋁窗、門及防蚊網
	— 工業用類別電器安裝
	— 安裝柴油發電機組合
	— 安裝機械搬運及提升器具
	— 升降機及自動梯(第三組別)
	— 製造及興建機械設施及設備(第二組別)
	— 供應及安裝水泵及管網
	— 供應及安裝給水處理(自來水廠)設施
其士(衛星通訊)有限公司	— 共用天線系統安裝
	— 防盜警報及保安系統安裝(試用)
	— 供應及安裝無線電、視像及音響系統(試用)
其士(土木工程)有限公司	— 第一名冊—承建商名冊B組試用期港口工程項目
聯益建造有限公司	— 第一名冊—樓宇建築(C組)
	道路及渠務(A)組試用
	水務工程(C組)

香港環境保護署

其士(環境技術)有限公司	— 空氣質量監察(設計、建造、運作)

機電工程署

其士(香港)有限公司	— 建築工地升降機及塔式工作平台(安全)條例

消防署

其士(機電工程)有限公司	— 消防裝置承辦商(第二組別)

牌照及認可資格

電訊管理局

其士(商業系統)有限公司	–	無線電銷售牌照(放寬限制)
	–	示範／展覽牌照(放寬限制)
其士(衛星通訊)有限公司	–	衛星電視牌照
其士(傳訊服務)有限公司	–	示範(放寬限制)牌照

香港房屋委員會

其士(香港)有限公司	–	冷氣及通風系統承建商(試用)
	–	備用發電機組保養
其士(機電工程)有限公司	–	電器承辦商(試用)
其士(建築)有限公司	–	樓宇承建商(新造工程第二組)保養工程第一組
聯益建造有限公司	–	保養工程第二組(試用)

香港房屋協會

其士(建築)有限公司	–	樓宇承建商(任何價值之工程)

香港品質保證局

其士(建築)有限公司	–	ISO 9002品質證書CC140樓宇建築
	–	ISO 9002品質證書CC270樓宇維修工程
其士(香港)有限公司	–	ISO 9001品質證書CC242設計、安裝及維修升降機及自動梯系統
	–	ISO 9001 品質證書CC458設計、供應、安裝及保養暖氣、通風及冷氣系統
其士(機電工程)有限公司	–	ISO 9002品質證書CC393樓宇建築之電器安裝
其士(環境技術)有限公司	–	ISO 9001品質證書CC792設計、供應及安裝自來水及污水處理設備
聯益建造有限公司	–	ISO 9002品質證書CC790樓宇建築、土木工程及維修工程
聯益承建有限公司	–	ISO 9002 品質證書CC259樓宇維修工程


升降機及
自動梯
機電工程
玻璃幕牆
及鋁窗工程
其士國際集團
有限公司*
50.1%
其士(商業系統)
國際有限公司*
辦公室
文儀設備
電訊系統
38.2%
其士發展國際
有限公司*
物業投資
及發展
37.3%
其士建築
集團有限公司*
樓宇建築
71.1%
其士新加坡
控股有限公司**
升降機及
自動梯


冷氣設備
系統
建材設備
酒店投資
汽車代理
電力設備
及工業設備
物業管理
財務及
借貸服務
旅遊代理
環保工程
居屋計劃
物業發展
保險服務
國際貿易


零售
保養服務
國際資訊
網絡服務
佈線系統
電腦系統
傳呼服務
衛星
接收系統


酒店投資


土木工程
樓宇保養
道路、渠務
及水務工程
混凝土供應


物業投資
及管理
建材供應

* *於香港聯合交易所有限公司上市*

** *於新加坡股票交易所有限公司第一級股票市場上市*

業績

本人欣然宣佈截至一九九八年三月三十一日止年度，本集團之營業額為港幣七十五億元。不包括特殊項目之經營溢利由去年港幣三億一千一百萬元增至港幣三億四千二百萬元。由於本財政年度後期經濟放緩，本公司整體表現只屬滿意。股東應佔溢利為港幣一億九千五百萬元。每股盈利為港幣二十二仙。



周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

股息

鑒於股東應佔溢利下降，董事會建議派發末期股息每股港幣五仙(一九九六／九七年：港幣六點四仙(已就派送紅股作出調整))。截至一九九八年三月三十一日止年度，連同已派付之中期股息每股港幣四仙(一九九六／九七年：港幣四點一仙(已就派送紅股作出調整))；合共派發股息每股港幣九仙(一九九六／九七年：港幣十點五仙(已就派送紅股作出調整))。

董事會亦擬於一九九八年十一月二日星期一派發以現金支付之末期股息，而股東可選擇收取本公司每股面值港幣0.25元之股份(「新股份」)，以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由一九九八年九月十七日星期四至一九九八年九月二十三日星期三止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於一九九八年十月五日星期一呈遞各股東。此項以股代息計劃，須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

集團重組及股份配售及認購

於一九九七年七月三十一日，本公司、中國光大科技有限公司及其士(商業系統)國際有限公司(「其士商業」)訂立一項配售及認購協議。此項協議擴大了其士商業的資本，其士商業並收到淨收益約港幣九千萬元，作為其日常營運資金之用。於完成交易後及在本報告書刊發當日，本集團持有其士商業百份之五十點一的權益。

集團重組及股份配售及認購(續)

本公司一九九七年認股權證之行使期限已於一九九七年九月三十日屆滿。由一九九四年十月十二日至一九九七年九月三十日期間，本公司共發行及配發新股141,206,379股，每股面值港幣0.25元予各合資格的認股權證持有人。

於一九九七年十月三十一日，其士發展國際有限公司(「其士發展」)完成重組後，其士發展重新分配其業務以便集中在香港及中國之物業投資及發展業務，業務重組包括(i)收購兩項位於上海平價住宅項目；(ii)將從事香港私人機構參建居屋計劃(「居屋計劃」)項目的權益轉讓予本公司；(iii)以實物方式分派所持有的絕大部份其士建築集團有限公司(「其士建築」)股份予其士發展股東；及(iv)出售建材供應與物業管理的權益予本公司。在本報告書刊發當日，本公司分別持有其士發展及其士建築百份之三十八點二及百份之三十七點三的權益。

業務回顧

本公司

縱使本地經濟情況放緩，電梯保養業務維持穩定之收益。回顧本年度，環境工程部門積極參與競投各項合約，並獲香港特別行政區政府批出合約主要包括為渠務署設計、供應及安裝機電系統，並為水務署興建食水過濾及沉澱物處理設施。年度內，該部門投得一項為水務署提供在大埔自來水處理廠及泵房增設自來水處理及輸水設備的工程，合約價值港幣六億五千萬元。另外，是年度內，環境工程部門於中國共投得逾港幣四千萬元之有關環保工程合約。



與渠務署的簽約儀式



本集團負責安裝及保養之赤鱲角機場航機專用的96條登機橋

業務回顧(續)

位於將軍澳及屯門居屋計劃項目進展令人滿意。位於西九龍居屋計劃項目已於本年六月完竣。由於市場逆轉及特區政府的房屋政策，約有三份之一的買家放棄購買已選購之住宅單位。因此，有關西九龍居屋計劃項目之部份貸款，將延遲至明年初償還。儘管如此，本集團對投資居屋計劃項目仍表示樂觀。年度後，本集團以港幣十億九千九百萬元投得另一個位於香港愛秩序灣地段八百三十九號之居屋計劃項目。該項目將包括興建十座住宅樓宇以提供約三千個住宅單位、一個面積約二千八百平方米的商場及六百個停車位。地盤面積約二萬三千四百一十四平方米。周大福企業有限公司之附屬公司為本集團在此項目上之合資夥伴。


位於西九龍的居屋計劃項目 — 富榮花園


另一個位於將軍澳的居屋計劃項目 — 富康花園

本年度，鋁窗及幕牆部門及建築材料部門錄得卓越的成績。截至一九九八年三月三十一日止，該等部門之手頭合約及尚待完成工程總值分別為港幣十二億七千四百萬元及港幣四億三千八百萬元。


位於北角英皇道661-665號的鋁窗設計、供應及安裝工程


創紀之城的鋁窗設計、供應及安裝工程

業務回顧(續)

加拿大的汽車代理業務於本年有穩定的增長。回顧本年度，本集團代理富豪、本田及佳士拿汽車之總營業額為加幣六千六百萬元。位於溫哥華的酒店－Robson Suite Hotel之收入持續增長，平均房間入住率達百份之九十七。為加強在中國的競爭力，本集團分別於去年八月及本年六月在重慶及南京開設辦事處。本集團並計劃在本年年底再開設另一間辦事處。



本集團在加拿大多倫多的汽車代理業務

其士發展國際有限公司



上海南市區平價住宅項目

由本集團持有百份之三十八點二權益的其士發展，其營業額為港幣三十四億二千二百萬元，與去年港幣二十六億一百萬元比較，上升百份之三十二。股東應佔溢利為港幣一億五千五百萬元。每股盈利上升百份之三十，達港幣二十八仙。

回顧本年度，其士發展集中在上海平價住宅項目及香港物業投資及發展。其士發展已投資合共港幣六億元，用作發展兩個位於上海南市區的平價商住房屋項目。其士發展預期本年九月將可收回首期保證回報及相關的投資資本。

繼去年投資平價住宅項目後，其士發展與上海市南市區市政建設總公司發展其他相同性質的項目。第一期開發面積約四萬六千平方米。該項目之可行性報告將於不久之將來完成。

業務回顧(續)

其士發展並於上海投資一個住宅項目 — 亦園，總地盤面積為六千二百五十二平方米，包括三幢高級住宅單位，預期於一九九九年第一季入伙。

其士(商業系統)國際有限公司

由本集團持有百份之五十點一權益的其士商業，其營業額於本年度錄得穩定增長。營業額為港幣十三億八千五百萬元，與往年港幣十二億九千八百萬元，上升百份之七。股東應佔溢利由港幣八千一百萬元減至港幣四千五百萬元，下降百份之四十四。每股盈利由去年港幣十二點二仙跌至港幣五點九仙。


Chevalier Shop
30%
$2,760
位於尖沙咀東部的其士店

回顧本年度，其士商業屬下二十二間其士店及十五間特許經營店有極佳表現，與發展迅速的通訊業同步前進。由於個人通訊網絡牌照商提供服務，流動電話服務市場之競爭更為激烈。財政年度後，多間特許經營店於不久將來開業。

去年，其士商業的泰國業務嚴重地受到泰幣貶值及當地經濟放緩影響，預期泰國業務在來年仍會低沉，並於有需要時加強成本控制措施。

位於深圳、上海、北京及廣州之四間辦事處已在中國為其顧客提供全面服務。


其士店及特許經營店銷售的時款流動電話

業務回顧(續)

其士建築集團有限公司

自一九九七年十月重組後，其士建築不再成為其士發展之附屬公司。在本報告刊發當日，本集團直接持有其士建築百份之三十七點三的權益。

回顧本年度，其士建築之營業額為港幣三十億五千三百萬元，較去年港幣二十四億一千五百萬元，增加百份之二十六。由於樓宇建築、土木工程及樓宇保養業務之邊際利潤持續受到整體成本上漲的壓力，尤其是利率及工資的因素，因此，本年度錄得虧損為港幣一千二百萬元。每股虧損為港幣五點四仙。



位於屯門的居屋計劃項目 — 富健花園

其士新加坡控股有限公司
(「其士新加坡」)

截至一九九八年三月三十一日止年度，本集團持有百份之七十一點一權益之附屬公司其士新加坡宣佈其營業額為坡幣七千三百六十萬元，與去年坡幣八千二百八十萬元比較，跌幅為百份之十一。除税前溢利為坡幣五百六十萬元，較一九九七年坡幣六百萬元，下降百份之六點七。營業額下降主要由於安裝電梯工程減少。

財務評述

是年度內，本集團包括四間上市的附屬公司及聯營公司之營運資金主要由公司各自提供。本集團亦視乎需要性作出營運資金、透支及貿易融資安排。本集團利用各種財務技巧及工具，包括遠期合約、利率掉期、貨幣掉期及期權管理其現金、外滙及利率風險。本集團不作投機性的外滙及衍生產品交易，而現時主要的借貸為與項目融資有關的銀行借貸。

財務評述(續)

自發生亞洲金融風暴後，利息高企及借貸緊縮引致項目融資困難。截至一九九八年三月三十一日，本集團總信貸額為港幣八十七億八千一百萬元，而未提取餘額為港幣十八億八千一百萬元。此外，未償還之貸款為港幣六十九億四百萬元，其中港幣六十億八千萬元為有關居屋計劃項目之貸款。

本集團於一九九八年三月三十一日以未償還之銀行貸款及股東資本計算之債務與資本比率為三點九五；若不包括有關居屋計劃項目之借貸港幣六十億八千萬元，則該比率將降至零點四七。

展望

於去年七月，香港遭逢經濟調整及金融風暴，導致樓市及股市大幅下調。一九九八年首季實質本地生產總值為負百份之二點八，預期第二、三季將持續出現負增長，整年之失業率亦將持續高企。特區政府已採取一連串措施刺激經濟，以重建海外及本地投資者的信心。


CHEVALIER CUP

於一九九七年十一月三十日舉辦之第二屆其士盃

在地產市道放緩及停止賣地九個月至一九九九年三月三十一日的影響下，來年有關建築工程項目將會無可避免地減少，本集團在香港的大部份業務將繼續面對激烈的競爭。

為增強在香港的競爭力及提供穩健根基作長遠發展，特區政府將耗資港幣二千三百五十億元投放在大型的基礎建設項目上。此龐大工程將會在短期內開展，並將持續至下一世紀。其士建築將獲得更多機會參與該等項目工程。

展望(續)

由於中國對住宅需求甚殷及期望改善生活素質，故此正好為外地投資者如其士發展提供良好機會參與其安居工程項目。

其士商業集團財務狀況穩健，並有穩定的經常性收益，該集團將尋找適合機會以擴展其現有業務。


KMB
新機場千萬遊
New Airport Tour for Millions
「新機場千萬遊」之剪綵儀式

亞洲金融風暴嚴重地影響本集團在區內的業務，董事會相信來年將會是困難及具挑戰的一年。然而，由於本集團擁有鞏固的根基，並累積多年的專業知識，董事會對前景仍充滿信心。

最後，本人藉此機會謹代表各股東向董事會仝寅及全體員工在過去一年的忠誠及努力深表謝意；吾等對未來深表樂觀。

主席
周亦卿

香港，一九九八年七月二十八日

主要物業表

本集團之主要物業詳列如下：

(甲)持作固定資產之物業

地點	用途	大約樓面面積 平方呎	契約年期	集團 所佔權益 %
新加坡				
Chevalier House, 23 Genting Road, Singapore 1334	貨倉／工業	79,800	永久業權	71.1
The Blue Building, 10 Genting Road, Singapore 34927	貨倉／工業	17,000	永久業權	71.1
加拿大				
4334 Kingston Road, Ontario, MIE 2M8	用作汽車經銷之寫字樓、工場及停車場	20,200	永久業權	100
888 Hamilton Street, Vancouver, B. C.	酒店	86,000	永久業權	39.8
美國				
430 East Grand Avenue South San Francisco, CA	工業／貨倉	38,000	永久業權	100
中華人民共和國				
廣州東山廣場十八樓 四、五、六、七室	寫字樓	7,200	中期	50.1
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.1

(乙)發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積 平方呎	發展後大約樓面面積 平方呎	集團所佔權益 %
加拿大						
Seven parcels of land situated in the Southeast Corner of 68th Street and Memorial Drive, Applewood Place, Calgary	第一至第十二期上蓋工程完成	一九九八年年末	住宅	3,554,300	1,060,800	25
香港						
西九龍旺角第二十區地段一一零八二號	大部份工程完成	一九九八年年中	居屋計劃	410,000	2,500,650	100
新界西貢將軍澳第五十五區將軍澳城市地段五十號	上蓋工程正在進行	一九九八年年末	居屋計劃	315,000	2,545,400	100
新界屯門龍門路第十八區屯門市地段四零五號	上蓋工程正在進行	一九九九年年初	居屋計劃	398,000	1,962,100	100

董事會現謹將本公司及本集團截至一九九八年三月三十一日止年度報告書及經審核之帳目，提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，貿易，投資控股，物業發展及投資、建築、土木工程，銷售電腦及辦公室設備、電子零件及電訊系統和維修服務。

本集團主要業務之營業額及其對本集團之貢獻細列如下：

	營業額 *港幣百萬元*	不包括特殊項目之經營溢利之貢獻 *港幣百萬元*
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程	1,994	134
樓宇建築、土木工程、供應及安裝建築材料及設備	1,890	66
汽車銷售、維修及租賃服務	357	–
貿易	73	(3)
物業發展及投資	1,730	91
銷售電腦、辦公室設備、電訊系統和維修服務	1,278	77
其他	156	–
	7,478	365
減：經營費用		(23)
		342

主要業務(續)

下列為集團於不同地區業務之營業額：

	營業額 *港幣百萬元*
香港	5,804
中國	717
加拿大	387
新加坡	365
美國	72
泰國	124
其他	9
	7,478

本集團於海外之業務對集團溢利之貢獻乃屬輕微。

業績及股息

本集團截至一九九八年三月三十一日止年度之業績載於第33頁之綜合損益計算表內。中期股息每股港幣四仙已於一九九八年二月十八日以現金支付，而股東可選擇收取本公司每股面值港幣0.25元之股份。董事會現建議派發末期股息每股港幣五仙，惟股東可選擇以股代息。

股本

股本之變動載於財務報告附註第18(a)項內。

認購股權計劃

有關本公司之認購股權計劃及年內所授予之認購股權之詳情載於財務報告附註第18(b)項內。

儲備

儲備之變動載於財務報告附註第19項內。

固定資產

固定資產之變動載於財務報告附註第9項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之前五大供應商佔本集團進貨額為百份之二十二及前五大客戶佔本集團銷售額為百份之十一，其中最大供應商及最大客戶分別佔本集團進貨額及銷售額為百份之十及百份之四。除下段「關連交易」披露其士發展集團、其士建築集團及其士商業集團簽訂的合約外，各董事、其聯繫人士或任何股東(就各董事所知擁有超過本公司已發行股份百份之五者)概無與本集團的五大供應商或五大客戶佔有任何權益。

物業

本集團之主要物業資料載於第16至17頁。

慈善捐款

本年度集團之慈善及其他用途捐款共港幣六百二十一萬二千元(一九九七年：港幣九十五萬四千元)。

貸款及化作成本之利息

一年內或隨時需應償還之銀行貸款及其他借款已列為流動負債，超過一年期償還之貸款載於財務報告附註第16項內。在物業發展計劃中及施工中之工程已包括應佔利息成本港幣四億六千六百六十萬三千元。

主要附屬公司及主要聯營公司

有關本公司各主要附屬公司及主要聯營公司之資料載於財務報告第64至68頁。

優先承讓權

本公司章程並無優先承讓條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購入、出售或贖回證券

年度內，本公司購回本公司股份之詳情如下：

成交月	購買股份數目	每股股價 所付最高價 *港元*	每股股價 所付最低價 *港元*	總付現金 *港元*
一九九七年十月	2,096,000	1.31	0.8	2,210,480

除上述外，年度內本公司或其任何附屬公司並無購入、出售或贖回本公司證券。

董事

年內在任董事如下：

執行董事

周亦卿博士　　*(主席兼董事總經理)*
郭海生先生　　*(副董事總經理)*
馮伯坤先生
馮和順先生
簡嘉翰先生
黃奇岳先生
譚國榮先生

非執行董事

李東海先生
Iain Leonard DALE先生

根據公司細則，郭海生先生及李東海先生須於即將召開之股東週年大會上告退。除李東海先生外，退任董事郭海生先生願膺選連任。各非執行董事之告退規定與其他各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、簡嘉翰先生及譚國榮先生在其士建築、其士發展及其士商業之若干合約中獲得利益，概因彼等為其士建築、其士發展及／或其士商業之董事及／或股東。有關合約細節於下段「關連交易」詳盡披露。

董事於合約內之利益(續)

除上文所述以外，本公司或其任何附屬公司於本年度或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

關連交易

按聯交所證券上市規則(「上市規則」)詮譯，本集團(不包括其士發展集團、其士建築集團及其士商業集團)不時與被列作「關連人士」的其士發展、其士建築及其士商業進行交易。聯交所已於一九九六年一月三十一日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次本集團與其士發展、其士建築及其士商業之附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、其士建築擁有百份之九十九點六七權益之附屬公司其士(建築)有限公司(「其建」)與其士發展集團或本公司之附屬公司達成以下有關居屋計劃項目之樓宇建築合約：

物業地點	業主	工程性質	動工日期	估計合約金額 *港元*
香港西九龍旺角 第二十區 地段一一零八二號	銳中有限公司	地基工程	一九九六年 二月五日	199,758,000
香港新界屯門龍門路 第十八區屯門市 地段四零五號	騰寶有限公司	地基工程	一九九七年 一月六日	45,000,000
		上蓋工程	一九九七年 五月五日	805,000,000
香港柴灣小西灣北 地段一五四號	金訊發展 有限公司	上蓋工程	一九九五年 九月二十五日	570,800,000

截至一九九八年三月三十一日止年度，就以上已完成之建築工程合約金額約為港幣482,656,000元。

關連交易(續)

二、本公司與其士發展及其士建築簽署一份協議書，由其士建築集團以一般商業條款不時分別向其士發展及本公司之附屬公司購買升降機及自動梯、冷氣設備系統、機電工程系統及建築材料及設備及其有關安裝服務。本集團達成下列上市規則列作的關連交易合約：

承建商	工程性質	承判商	估計合約金額 *港元*
其士建築(香港)有限公司	建材設備供應及安裝	其士(建材工程)有限公司(「其士建材」)	41,693,000
其建	建材設備供應及安裝	其士建材	56,763,000
其建	建材設備供應及安裝	其士(鋁工程)有限公司	39,849,000
其建	電梯安裝	其士(香港)有限公司(「其士香港」)	35,000,000
其建	電力安裝	其士香港	21,868,000

截至一九九八年三月三十一日止年度內，收取上述銷售及按進度之款項為港幣61,960,000元。

三、本公司與其士發展及其士建築分別達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書、人事管理及物業管理服務予其士發展及其士建築。根據該協議，其士建築集團按照全年之營業額以百份之零點三計算作為管理服務費用。截至一九九八年三月三十一日止年度內，根據該項協議，其士建築支付予其士發展之管理費用為港幣4,473,000元。

關連交易(續)

四、其士發展之全資附屬公司以市值租金將下列物業出租予本集團、其士建築集團及其士商業集團：

業主(其士發展之全資附屬公司)	物業(用途)	租戶	年度租金 *港元*
萬珠發展有限公司	其士商業中心部份(寫字樓)	本公司	18,277,000
		其士商業	4,052,000
		其士建築	2,596,000
威方發展有限公司	其士貨倉大廈部份(貨倉)	本公司	7,349,000
		其士商業	249,000
		其士建築	196,000
拔創有限公司	其士工程服務中心部份(寫字樓/貨倉)	本公司	9,581,000
		其士商業	9,816,000
		其士建築	296,000
Macont Development Inc.	14535-14583, Yonge Street, Toronto, Canada (工場/寫字樓)	本公司	2,485,000
YCC (Development) Company Limited	香港工業中心(工場)	本公司	499,000
	同德工業大廈(貨倉)	本公司	229,000
其士(發展)有限公司	位於怡生工業中心之停車位	本公司	96,000
GJ (Development) Company Limited	怡生工業中心(工場)	本公司	2,510,000
開邦有限公司	軒德蓀道九號(董事住宅)	本公司	4,304,000
富特發展有限公司	富瑤小築(渡假屋)	本公司	126,000
		其士商業	126,000
		其士建築	126,000

年度內，本集團、其士建築集團及其士商業集團就上述之租賃支付予其士發展集團之租金分別約為港幣45,456,000元、港幣3,214,000元及港幣14,243,000元。

關連交易(續)

聯交所已於一九九七年十二月二十九日繼其士發展重組完成後同意豁免有關於一九九七年九月十一日其士發展公佈中所述本公司與其士建築現時及／或未來將會簽訂之關連交易須嚴格遵守披露之上市規則第十四章的要求。根據該豁免，其士發展無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等由本公司或其士發展若干附屬公司以一般及日常業務簽訂的關連交易詳情如下：

(1) 由其士發展之附屬公司頒予其士建築之樓宇建築合約，由前者成為本公司之全資附屬公司起；

(2) 由其士發展之附屬公司為其士建築提供建材、設備及有關服務，由前者成為本公司之全資附屬公司起；及

(3) 其士發展與其士建築分用本公司提供之行政服務。今後本公司將直接為其士建築提供行政服務。截至一九九八年三月三十一日止年度內，支付予本公司的管理服務費用為港幣4,686,000元。

本公司非執行董事認為，截至一九九八年三月三十一日止年度內，本公司達成上述之交易為：

(i) 本公司一般及日常業務；

(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；

(iii) 對本公司之股東而言均為公平及合理；及

(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至一九九八年三月三十一日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益，該等權益已根據上市公司董事進行證券交易標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

董事股份及認購股權之權益(續)

(甲)本公司權益

(i) 股份

董事	普通股份數目 個人權益	家族權益	總數
周亦卿	473,944,881*	–	473,944,881
郭海生	471,518	–	471,518
馮伯坤	416,694	–	416,694
簡嘉翰	145,200	–	145,200
譚國榮	771,472	148,224	919,696
Iain Leonard DALE	42,016	–	42,016

* *周亦卿博士實益擁有本公司股份473,944,881股,約佔本公司已發行股份約百份之四十六點三。該等股份已在下段「主要股東」中重述。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股權之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
黃奇岳	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
譚國榮	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

認購股權之詳情已載於財政報告附註第18(b)項內。

董事股份及認購股權之權益(續)

(乙)聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士發展	44,583,816	235,229,813*	–	279,813,629
	其士商業	32,000,000	497,754,666*	–	529,754,666
	其士新加坡	4,375,000	80,000,000*	–	84,375,000
	其士建築	41,036,489	85,377,444*	–	126,413,933
郭海生	其士發展	1,000,950	–	–	1,000,950
	其士商業	5,000,000	–	–	5,000,000
	其士建築	1,326,437	–	–	1,326,437
馮伯坤	其士發展	316,000	–	–	316,000
	其士商業	2,600,000	–	–	2,600,000
	其士建築	77,000	–	–	77,000
馮和順	其士發展	984,000	–	–	984,000
	其士商業	300,000	–	–	300,000
	其士建築	295,600	–	–	295,600
簡嘉翰	其士商業	100,000	–	–	100,000
譚國榮	其士發展	691,005	–	–	691,005
	其士商業	2,000,000	–	52,000	2,052,000
	其士建築	625,796	–	7,142	632,938

* *周亦卿博士實益擁有本公司股份473,944,881股，佔本公司已發行股份約百份之四十六點三，而本公司持有其士發展股份235,229,813股、其士商業股份497,754,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士商業、其士新加坡及其士建築。*

董事股份及認購股權之權益（續）

（乙）聯營公司權益（續）

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股權之數目
				港元	港元		
周亦卿	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
郭海生	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
馮伯坤	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
馮和順	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	其士商業	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

除上述外，截至一九九八年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益（按公開權益條例之定義）。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償（除法定賠償外）而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年六十三歲，彼為其士集團之創辦人，其士發展、其士商業、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司及中國聯合銀行之非執行董事。他於一九九一年獲英女皇頒授O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員及中華人民共和國香港特別行政區第一屆推選委員會之委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。

郭海生先生，副董事總經理，現年四十八歲，於一九七二年加入其士集團，彼為其士發展之董事總經理、其士商業及其士新加坡之董事及其士建築之副主席。彼亦為香港電梯業協會主席及國際電梯工程師協會香港 — 中國分會副主席，並為香港註冊升降機及自動梯工程師；彼更被委任為廣州市政協委員。郭先生對業務策略發展擁有豐富經驗，負責本集團升降機及自動梯、樓宇建築、建築材料及供應、機電服務、土木工程、物業發展及投資項目等業務。

馮伯坤先生，董事，現年四十七歲，於一九七四年加入其士集團，彼為其士發展及其士新加坡之董事及其士商業之董事總經理。馮先生負責其士集團供應及安裝電腦系統、辦公室設備及提供電訊系統等業務之策略性籌劃及管理。彼亦積極參與本集團物業投資及項目發展、環境保護工程及北美之汽車業務。馮先生獲香港管理專業協會頒發管理學文憑。

馮和順先生，董事，現年五十歲，於一九七零年加入其士集團，彼為其士發展及其士商業之董事。馮先生並負責管理本集團保險服務、財務及借貸業務之日常運作及業務發展。

簡嘉翰先生，董事及公司秘書，現年四十七歲，於一九八六年加入其士集團，彼為其士商業之董事及公司秘書、其士發展及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

董事簡介(續)

執行董事(續)

黃奇岳先生，董事，現年六十九歲，於一九八九年加入其士集團，負責其士集團內部審核及項目發展。黃先生為澳洲會計師公會高級會員，並為香港會計師公會資深會員及香港稅務會計師公會資深會員。

譚國榮先生，董事，現年三十七歲，於一九八六年加入其士集團，除參與管理物業發展及物業管理部門外，彼亦負責其士集團的法律事務、行政、人力資源管理、公共關係及旅遊代理。譚先生獲中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，亦為英國特許仲裁學會資深會員。

非執行董事

李東海先生Cavaliere Gr. Cr., O.B.E., Chev. Leg. D'Hon., Comm. Leopold II, J. P.，現年七十六歲，於一九八四年加入其士集團。彼為東泰集團主席及香港多間上市公司包括北京控股有限公司之董事或非執行董事，亦為多個公職委員會成員及社團首長，彼為中國人民政治協商會議全國委員會常務委員，中華海外聯誼會副會長，曾任國務院港澳事務辦公室及新華社香港分社港事顧問，以及香港特別行政區籌備委員會委員，中華人民共和國香港特別行政區第一屆政府推選委員會委員。李氏曾獲四國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜及比利時里奧普二世司令勳銜。李氏在商業管理方面積逾四十年豐富經驗。

Iain Leonard DALE先生O.B.E.，現年五十八歲，於一九九二年加入董事會。彼為英國Henderson TR Pacific Investment Trust Plc、College of Power Technology 及Southern Asian Advisory Group of the Department of Trade and Industry 之主席。他亦為Silvermines Group plc及Bowman Power Ltd.之董事。彼為英國Foreign and Commonwealth Office Business Panel之會員，並由一九九七年十一月起，獲委任為英國業務之大使。他更為British Council's BOND Scheme之主席，處理外國商人在英國工業之事務。彼曾為一電力設備集團 — Dale Electric International plc及英國政府之South East Asian Trade Advisory Group之主席。

退休金計劃

本公司及其若干附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司之僱員在當地政府中央退休金計劃中注入供款。該等計劃乃由僱主及僱員兩者，分別以僱員薪金百份之三至百份之二十注入供款。本集團在本年度中，在該等計劃內之總供款為港幣二千三百四十六萬八千元，並已在損益計算表扣除。在本年度中，按界定供款計劃之沒收供款條文，已有港幣二百四十七萬三千元用作減低供款水平。

主要股東

於一九九八年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份473,944,881股，約佔本公司已發行股份百份之四十六點三。

除上述外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買股份或債券之安排

除本公司所採納之認購股權計劃及授予董事之認購股權外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

最佳應用守則

除非執行董事之委任並無指定任期外，據本公司董事所知，並無任何資料顯示本公司於本年度內任何時間不符合或未曾符合聯交所上市規則附錄十四所載之最佳應用守則。然而，按照本公司之公司細則，非執行董事須於每次召開之股東週年大會上輪值告退及膺選連任。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，一九九八年七月二十八日

Deloitte Touche Tohmatsu



德勤・關黃陳方會計師行

執業會計師
香港中環干諾道中111號
永安中心26樓

致 **Chevalier International Holdings Limited**
*（在百慕達註冊成為有限公司）*股東

本核數師已將刊於第33頁至68頁內根據香港公認之會計原則編製之財務報表審核完竣。

董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於一九九八年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例適當編製。

德勤・關黃陳方會計師行
執業會計師

香港，一九九八年七月二十八日

綜合損益計算表

截至一九九八年三月三十一日止年度

	附註	1998 *港幣千元*	1997 *港幣千元*
營業額	(2)	**7,478,088**	5,463,939
不包括特殊項目之經營溢利	(3)	**342,122**	310,879
特殊項目	(4)	**4,616**	33,649
集團經營溢利		**346,738**	344,528
所佔聯營公司業績		**(9,571)**	77,349
除税前溢利		**337,167**	421,877
税項	(5)	**(60,691)**	(79,566)
除税後溢利		**276,476**	342,311
少數股東權益		**(81,307)**	(101,640)
股東應佔之溢利	(6)	**195,169**	240,671
股息	(7)	**98,797**	86,187
本年度溢利保留		**96,372**	154,484
本年度溢利／(虧損)保留：			
本公司及附屬公司		**111,043**	107,713
聯營公司		**(14,671)**	46,771
		96,372	154,484
每股盈利	(8)		
基本		**22仙**	29仙
全面攤薄		**22仙**	26仙

綜合資產負債表

一九九八年三月三十一日結算

	附註	1998 港幣千元	1997 港幣千元
固定資產	(9)	**584,965**	2,018,541
發展中物業	(10)	**–**	8,120
聯營公司	(12)	**689,817**	151,720
其他投資	(13)	**26,342**	1,300
流動資產	(14)	**8,783,825**	9,002,046
資產總額		**10,084,949**	11,181,727
減：			
流動負債	(15)	**4,922,958**	6,131,260
遠期負債	(16)	**3,098,824**	2,307,046
遞延稅項	(17)	**1,095**	–
少數股東權益		**315,006**	1,114,463
負債總額及少數股東權益		**8,337,883**	9,552,769
資產淨值總額		**1,747,066**	1,628,958
資金來源：			
股本	(18)	**256,161**	188,856
儲備	(19)	**1,490,905**	1,440,102
股東權益淨值總額		**1,747,066**	1,628,958

本財務報告之33頁至68頁於一九九八年七月二十八日經董事會通過並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

資產負債表

一九九八年三月三十一日結算

	附註	1998 港幣千元	1997 港幣千元
附屬公司	(11)	**1,128,874**	797,294
聯營公司	(12)	**104,169**	760
其他投資	(13)	**19,638**	–
流動資產	(14)	**44,552**	41,317
資產總額		**1,297,233**	839,371
減：			
流動負債	(15)	**328,576**	118,378
資產淨值總額		**968,657**	720,993
資金來源：			
股本	(18)	**256,161**	188,856
儲備	(19)	**712,496**	532,137
股東權益淨值總額		**968,657**	720,993

郭海生　　　　**馮伯坤**
董事　　　　*董事*

綜合現金流動表

截至一九九八年三月三十一日止年度

	附註	1998 港幣千元	1997 港幣千元
經營業務之現金注入／(支出)淨額	(20)	**230,084**	(1,244,882)
投資回報及融資費用			
派發股息		**(71,886)**	(29,757)
收取聯營公司之股息		**18,683**	20,796
支付附屬公司少數股東之股息		**(34,448)**	(18,311)
收取其他投資之股息		**485**	305
已收利息		**12,579**	14,703
已付利息		**(525,413)**	(375,957)
投資回報及融資費用之現金支出淨值		**(600,000)**	(388,221)
稅項			
繳付利得稅		**(64,864)**	(56,910)
投資業務			
購買固定資產		**(74,624)**	(145,149)
出售固定資產		**2,112**	1,640
購置發展中物業		**–**	(9,052)
增購附屬公司之權益		**(468,335)**	–
(出售)／購入附屬公司	(21)	**(106,273)**	73,083
收購聯營公司		**(8,662)**	–
出售聯營公司		**97,106**	–
聯營公司之償還淨額		**73,697**	43,536
購入其他投資		**(32,488)**	(2,924)
出售其他投資		**–**	107,810
購買有牌價證券		**(73,119)**	(16,157)
出售有牌價證券		**77,160**	31,593
存於信託人之現金		**(199,158)**	(34,688)
超過三個月銀行定期存款之(增加)／減少		**795**	(795)
投資業務之(支出)／注入現金淨額		**(711,789)**	48,897
融資前之現金支出淨額		**(1,146,569)**	(1,641,116)
融資			
附屬公司少數股東權益之貢獻		**57,710**	11,509
新借銀行及其他貸款		**2,778,327**	4,826,379
償還銀行及其他貸款		**(1,633,294)**	(1,352,751)
發行新股		**217,050**	5,491
發行新股之費用		**(183)**	(60)
公司股份回購		**(2,223)**	(27,539)
融資注入之現金淨額	(22)	**1,417,387**	3,463,029
現金及等同現金之淨增加		**270,818**	1,821,913
年初現金及等同現金		**(73,521)**	(1,895,389)
滙兌調整		**(7,441)**	(45)
年結現金及等同現金	(23)	**189,856**	(73,521)

1 主要會計政策

以下為本集團所採納以編製本財務報告及符合香港普遍採納會計準則之主要會計政策：

(a) **賬項綜合基礎**

綜合財務報告包括本公司及其全部附屬公司截至每年三月三十一日止之賬目，並連同本集團擁有於聯營公司之權益，其表達基準均已詳列於財務報告附註1(c)內。

期內收購或出售附屬及聯營公司自其有效收購日起或售出日止計算之業績已包括於本集團之綜合損益計算表內。

(b) **附屬公司**

附屬公司為本集團直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局的組成之公司。該等投資在本公司賬目上均按成本值及在適當情況下扣除因永久性之減值而作撥備。

(c) **聯營公司**

聯營公司乃指本集團除附屬公司外擁有之長期投資，並可由本集團有效地影響其行政及決策，包括商業及財政上之決定。

綜合損益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

關於聯營公司之業績，本公司只計算年內由聯營公司已收或應收股息入賬。而在聯營公司之投資則以成本值減除任何因永久性之減值而提減之準備後計入本公司之資產負債表內。

(d) **其他投資**

其他投資乃指本集團擁有非附屬公司或聯營公司之長期投資，此等投資乃按成本值並在適當情況下扣除撇賬準備入賬。投資之業績乃根據已收或應收股息入賬。

1 主要會計政策(續)

(e) 有牌價證券

待售有牌價證券乃按成本或市值二者較低值入賬。

(f) 固定資產及攤銷折舊

(i) 持作固定資產之物業

投資物業乃發展已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。該類物業乃按公開市值最少每三年由獨立測計師對其作出重估，而期間則由董事經諮詢具認可資格人士對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧損，則不足之數於損益表內撇除。於重估物業出售時，有關投資物業重估之盈餘則轉入損益計算表內。

尚餘年期超過二十年的投資物業毋須按期計提折舊費用，但若租約的尚餘年期只有二十年或不足二十年，則須以當時的帳面值於租約尚餘年期內作出折舊撥備。

除投資物業以外之自用物業乃按重估值入帳，即重估日之公開市值減去期後之累積折舊。該類物業於帳面值與其公開市值有重大差異時，由獨立測計師或董事按公開市值作出重估。重估之增值乃轉入重估儲備，但若此增值屬撥回曾從損益表中為相同資產扣除的虧損之數額，則確認為收入。重估時產生之帳面淨值減少數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在損益表中扣除。於重估物業出售時，有關投資物業重估之增加則轉入保留溢利。

永久業權之土地不予攤銷，租賃土地乃按其餘下之年期攤銷。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，以較短者為準作出折舊撥備。

1 主要會計政策(續)

(f) 固定資產及攤銷折舊(續)

(ii) 其他固定資產

其他固定資產乃按成本值減去累積折舊列於帳中。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在損益帳內扣除。當某費用能清楚顯示能令使用之資產增加其將來之經濟效益，該費用將會被資本化作為該固定資產之附加成本。

持作租賃用途的資產折舊乃就其成本按其租賃年期或每年百份之二十兩者之較短期作出撥備。

其他固定資產之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
躉船	10%	10%
天秤	20%	15%
電腦設備	20%	40%
其他	20%	20%

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

當資產售出或不再使用後，其成本及累積折舊會在財務報告中刪除。出售或不再使用之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在損益表內。

1 主要會計政策（續）

(g) 待售及發展中物業

待售物業乃按成本或出售淨值二者之較低值入賬。

發展中物業乃按成本值及在適當情況下扣除撇賬準備入賬，其中預售之物業已加入可歸屬利潤及減去客戶存入之訂金入賬。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。出售淨值為管理層根據現行市場概況作出之估值。

(h) 存貨及施工中工程

存貨指製成品，乃按成本或出售淨值二者之較低值入帳。成本乃按加權平均法計算，出售淨值乃按可預測之售價扣除銷售費用計算。長期施工中工程是按成本加可歸屬利潤減可預見虧損及已收到和應收到的進度付款入帳。短期施工中工程乃按成本減預見虧損準備列於帳中。成本包括物料成本、直接工資、判工費及其他可歸屬費用。

長期施工中工程合約當已進展至可穩健地預計其結果時，其可歸屬利潤乃按工作進度入帳。若預計合約會出現虧損，有關虧損獲得確認時全數作出撥備。

(i) 收益之計算

長期合約之收益是按合約工程進展至可合理預算盈利收益及完成程度而分期入賬。短期合約之收益則俟合約完成後方予入賬。

於建築未完工期前預售之發展物業，其銷售物業收益乃按買賣雙方已簽署具約束力之銷售協議文件生效期或有關當局簽發樓宇入伙紙之日期，於兩者中取其最後之日期作為收益之確認。

來自預售發展中物業之收益，乃按完成進度入帳及按照於各財政年度內已支出之建築成本與整項發展計劃估計建築成本之總額之比例計算，惟用此基準入帳之利潤須按實際已收之樓宇預售訂金為限，並須就或然項目作出應有準備。

1 主要會計政策(續)

(i) 收益之計算(續)

待售物業銷售收益之確認，乃按買賣雙方簽署具約束力之銷售協議文件完成後入帳。

物業銷售及轉讓之收入乃按物業之所有權轉予買方及銷售完成後入帳。

銷售貨品之收益乃按貨品送出後或貨品所有權轉予客戶後入賬。收益之計算乃減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入賬。預收服務之款項乃包括在遞延收益內。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

利息收益已按時間比例入賬，並已根據本金及有關之利率作出計算。

股息及其他投資收益須俟本集團接受股息之權利被確認時入賬。

出售有牌價證券之收益乃於交易完成後入賬。

租金收入及其他營業性租賃收益乃按權責發生制根據其租賃年期入賬。

1 主要會計政策(續)

(j) 商譽

商譽乃指收購附屬公司及聯營公司時，其收購價高於收購日之公平價值(以資產淨值作基準)之差額，首先立即在資本儲備帳中撇除，如有不足之數，則在保留溢利中撇除。收購折讓乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額，並於收購當年撥入儲備帳中。於計算出售附屬公司所帶來之溢利或虧損時，已計入之前於儲備內撇除或撥入之應佔商譽或收購折讓。

(k) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期按直線法平均分攤列入損益表內或如其可直接歸屬於工程中則會將其資本化作為施工中工程之成本一部份。

(l) 撥作成本之借貸費用

歸納於因收購、建造或製造資產所產生之直接借貸費用，將會撥入該等資產成本值之一部份(這裏所述之資產乃指必須經一般長時間作其擬定用途或銷售之資產)。當資產接近其擬定用途或銷售時，應停止將借貸之費用撥作成本。從籌集支付資產之指定借貸中獲得之短暫投資收益，應從撥作成本之借貸費用中扣除。

(m) 外幣換算

本公司及其附屬公司與聯營公司，除不是於香港經營者外，會計記錄均以港幣記帳。本年度內外幣交易乃按交易當日之實際滙率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日之滙率申算為港元。所有外滙盈虧均於損益帳內結算。

編制綜合報告時，海外附屬公司及聯營公司之財務報告乃按結算日滙率申算為港元，而所產生之滙率損益均轉入外滙兌換浮動儲備帳。

① 主要會計政策(續)

(n) 稅項

稅項乃根據當年業績，並對非課稅項目及不獲稅務寬減項目作出調整而計算。時差乃指在稅務上計算的若干收支項目報稅之期間與該等項目所列之財務報表之時間不同而產生的差異。因時差影響而產生之稅項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

② 營業額

	1998 *港幣千元*	1997 *港幣千元*
營業額包括下列各項之收入：		
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程	**1,994,335**	2,147,707
樓宇建築、土木工程、供應及安裝建築材料及設備	**1,889,512**	2,329,537
汽車銷售、維修及租賃服務	**357,234**	312,136
貿易	**72,464**	52,180
出售物業	**1,702,077**	178,179
物業租金	**27,755**	54,174
通訊系統、傳呼、技術及保養服務	**640,760**	149,485
銷售電腦及辦公室設備	**637,672**	173,092
辦公室管理服務	**7,777**	4,767
物業管理服務	**11,777**	-
買賣證券及股息	**82,137**	7,553
銀行及其他存款	**12,624**	7,074
經營酒店	**26,971**	26,783
旅遊代理服務及其他	**14,993**	21,272
	7,478,088	5,463,939

③ 不包括特殊項之經營溢利

	1998 港幣千元	1997 港幣千元
不包括特殊項之經營溢利已扣除下列各項目：		
不超過五年銀行貸款利息、透支利息及其他貸款利息	**560,521**	402,364
減：撥作物業發展及施工中工程成本之利息*	**(466,603)**	(317,852)
	93,918	84,512
固定資產折舊	**50,722**	52,824
減：撥作施工中工程成本之折舊	**(2,332)**	(3,282)
	48,390	49,542
董事酬金		
袍金	**150**	350
薪金，津貼及其他福利	**17,433**	12,980
退休金之供款	**344**	293
花紅	**–**	–
核數師酬金	**3,435**	3,233
營業性租賃費用		
樓宇租賃	**62,232**	26,129
其他	**91,703**	170,227
	153,935	196,356
減：撥作施工中工程之成本	**(91,075)**	(170,077)
	62,860	26,279
滙兑虧損	**4,177**	–
出售固定資產之虧損	**1,116**	842
及已包括下列項目：		
淨物業租金收入	**16,704**	45,712
營業性租賃（非物業）之淨收益	**731**	766
股息收益		
香港有牌價證券	**470**	305
海外有牌價證券	**15**	–
利息收益	**12,624**	12,332
滙兑收益	**–**	483

* 撥作成本之利息乃按利率5.6厘至15.6厘計算。

④ 特殊項目

	1998 港幣千元	1997 港幣千元
出售聯營公司權益之溢利	**42,598**	–
海外貨幣貶值之滙兑虧損	**(26,729)**	–
物業重估之虧損	**(11,253)**	–
聯營公司權益之虧損撥備撥回	–	33,649
	4,616	33,649

⑤ 税項

	1998 港幣千元	1997 港幣千元
本年税項		
本公司及各附屬公司		
香港	**48,358**	54,220
海外	**9,853**	13,198
聯營公司		
香港	**1,385**	10,593
海外	–	1,555
遞延税項		
本公司及各附屬公司		
香港	**1,095**	–
	60,691	79,566

香港利得税準備乃根據本集團各公司之估計應課税之溢利扣除結存之税項虧損寬減，按税率16.5%(一九九七年：16.5%)計算。

海外之課税準備乃按照各公司當地之法例及估計應課税溢利計算。

⑥ 股東應佔之溢利

本年度計算於本公司損益計算表內之股東應佔溢利為港幣103,258,000元(一九九七年:港幣41,632,000元)。

⑦ 股息

	1998 港幣千元	1997 港幣千元
已派中期股息		
每股港幣4仙予982,559,571股		
(一九九七年:每股港幣4.1仙(已就年內派送紅股作出調整))	**39,303**	33,307
擬派末期股息每股港幣5仙予1,024,642,824股		
(一九九七年:每股港幣6.4仙(已就年內派送紅股作出調整))	**51,232**	52,880
額外股息	**8,262**	–
	98,797	86,187

一九九八年三月三十一日止年度擬派末期股息之計算方式,乃假設沒有認購股權持有人於股息派發日前認購股份。若所有認購股權持有人均於本年末期股息截止過戶前行使其認購股權,應付之股息將增加約港幣3,503,000元。

股東可選擇收取本公司發行之新股以代替部份或全部現金之中期及末期股息。

額外股息乃代表於一九九七年三月三十一日派發之末期股息,該類股份乃於該年度年結後發行及於截止辦理股份過戶登記日期前已辦妥股份登記手續。

⑧ 每股盈利

每股盈利乃根據股東應佔之溢利港幣195,169,000元(一九九七:港幣240,671,000元)及按本年度之加權平均股數880,563,264(一九九七年:742,047,766)股計算。若全部認購股權均獲行使,也不會嚴重地攤薄每股之盈利。此外,一九九七年度之每股盈利,已根據發行紅股之比率作出調整。



固定資產

	投資物業 香港 中期契約 港幣千元	投資物業 香港 長期契約 港幣千元	投資物業 中華人民共和國 中期契約 港幣千元	投資物業 中華人民共和國 長期契約 港幣千元	投資物業 海外 永久業權 港幣千元	其他物業 香港 中期契約 港幣千元	其他物業 香港 長期契約 港幣千元	其他物業 中華人民共和國 中期契約 港幣千元	其他物業 中華人民共和國 長期契約 港幣千元	其他物業 海外 永久業權 港幣千元	其他物業 海外 中期契約 港幣千元	其他物業 海外 長期契約 港幣千元	機器工具、發射接收器及通訊設備 港幣千元	傢俬、裝置、文儀器材、遊艇及汽車 自用 港幣千元	傢俬、裝置、文儀器材、遊艇及汽車 持作租賃用途 港幣千元	總額 港幣千元
本集團																
成本值或估值																
一九九七年四月一日	–	207,473	–	10,780	453,002	–	1,031,987	62,600	48,290	65,499	–	20,616	42,651	193,655	5,276	2,141,829
重新分類	–	–	8,075	(10,780)	–	13,000	(13,000)	28,034	(25,329)	–	1,221	(1,221)	16,158	(16,158)	–	–
添置	9,803	–	–	–	–	2,716	3,012	149	3,093	41	8,921	5,647	13,674	26,383	1,185	74,624
出售	–	–	–	–	–	–	–	–	–	–	–	–	(1,233)	(10,187)	(2,162)	(13,582)
出售「其士發展」*(附註11)*	–	(207,473)	–	–	–	–	(1,009,887)	(62,600)	–	(24,290)	–	–	(20,020)	(65,862)	–	(1,390,132)
重估虧損	(3,103)	–	(375)	–	(43,655)	(3,366)	(1,662)	(3,253)	(1,275)	(11,675)	(2,583)	(2,954)	–	–	–	(73,901)
外滙兑換調整	–	–	–	–	(37,963)	–	–	–	–	(5,243)	(875)	(1,960)	(334)	(5,915)	(113)	(52,403)
一九九八年三月三十一日	6,700	–	7,700	–	371,384	12,350	10,450	24,930	24,779	24,332	6,684	20,128	50,896	121,916	4,186	686,435
累積折舊																
一九九七年四月一日	–	–	–	–	–	–	–	–	306	–	–	–	19,795	101,841	1,346	123,288
重新分類	–	–	–	–	–	–	–	–	–	–	–	–	1,095	(1,095)	–	–
本年度折舊	–	–	–	–	–	127	11,993	639	732	998	239	346	12,345	21,072	2,231	50,722
出售撥回	–	–	–	–	–	–	–	–	–	–	–	–	(697)	(7,023)	(2,634)	(10,354)
出售「其士發展」撥回	–	–	–	–	–	–	(11,784)	–	–	–	–	–	(8,122)	(35,903)	–	(55,809)
重估註銷	–	–	–	–	–	(127)	(209)	(639)	(667)	(998)	(239)	(346)	–	–	–	(3,225)
外滙兑換調整	–	–	–	–	–	–	–	–	–	–	–	–	(195)	(2,914)	(43)	(3,152)
一九九八年三月三十一日	–	–	–	–	–	–	–	–	371	–	–	–	24,221	75,978	900	101,470
賬面淨值																
一九九八年三月三十一日	6,700	–	7,700	–	371,384	12,350	10,450	24,930	24,408	24,332	6,684	20,128	26,675	45,938	3,286	584,965
一九九七年三月三十一日	–	207,473	–	10,780	453,002	–	1,031,987	62,600	47,984	65,499	–	20,616	22,856	91,814	3,930	2,018,541

本集團固定資產之成本值及估值分析如下：－

	投資物業 香港 中期契約 港幣千元	投資物業 香港 長期契約 港幣千元	投資物業 中華人民共和國 中期契約 港幣千元	投資物業 中華人民共和國 長期契約 港幣千元	投資物業 海外 永久業權 港幣千元	其他物業 香港 中期契約 港幣千元	其他物業 香港 長期契約 港幣千元	其他物業 中華人民共和國 中期契約 港幣千元	其他物業 中華人民共和國 長期契約 港幣千元	其他物業 海外 永久業權 港幣千元	其他物業 海外 中期契約 港幣千元	其他物業 海外 長期契約 港幣千元	機器工具、發射接收器及通訊設備 港幣千元	傢俬、裝置、文儀器材、遊艇及汽車 自用 港幣千元	傢俬、裝置、文儀器材、遊艇及汽車 持作租賃用途 港幣千元	總額 港幣千元
成本值	–	–	–	–	–	–	–	–	–	–	–	–	50,896	121,916	4,186	176,998
一九九八年專業估值	6,700	–	7,700	–	371,384	12,350	10,450	24,930	21,600	24,332	6,684	20,128	–	–	–	506,258
一九九八年董事之估值	–	–	–	–	–	–	–	–	3,179	–	–	–	–	–	–	3,179
	6,700	–	7,700	–	371,384	12,350	10,450	24,930	24,779	24,332	6,684	20,128	50,896	121,916	4,186	686,435

附註：

若干位於中華人民共和國之其它物業乃按董事於一九九八年三月三十一日予以重估。

位於香港及中華人民共和國之物業除上述外及若干海外投資物業乃根據梁振英測量行按一九九八年三月三十一日予以重估。海外之投資物業乃根據國際測量顧問Richard Ellis (Pte) Limited及Canaan Properties, realtor 按一九九八年三月三十一日予以重估。

位於海外之其他物業乃根據國際測量顧問Cheong Koon Seng (CKS) Auctioneers & Valuers Pte Ltd，梁振英測量行，Credit Information Bureau Inc.,及Messrs Brooke Hillier Parker，測量及國際物業顧問行按一九九八年三月三十一日公開市值予以重估。

9 固定資產(續)

附註:(續)

所有物業除董事估價外,乃根據獨立專業人仕以公開市值重估。

其他物業若按成本值減累積折舊入帳,於一九九八年三月三十一日,其所載成本值為港幣115,776,000元(一九九七年:港幣978,628,000元)。

本年度之投資物業租金收入為港幣16,765,000元(一九九七年:港幣39,040,000元)。

10 發展中物業

集團

	海外永久業權之物業 港幣千元
一九九七年四月一日之結存	8,120
出售「其士發展」股權所涉及之物業出售(附註11)	(8,120)
一九九八年三月三十一日之結存	–

11 附屬公司

	公司 1998 港幣千元	公司 1997 港幣千元
有牌價證券		
香港	**122,356**	275,123
新加坡	**77,014**	77,014
無牌價證券成本值	**592,940**	537,152
附屬公司應收賬	**1,183,383**	670,434
附屬公司應付賬	**(798,984)**	(714,594)
	1,176,709	845,129
減:撥備	**47,835**	47,835
	1,128,874	797,294
有牌價證券之市值		
香港	**129,620**	556,331
新加坡	**109,668**	234,132

11 附屬公司(續)

於是年度中，本集團其中一上市附屬公司其士發展有限公司「其士發展」重組其業務架構(重組計劃)專注及主力拓展其位於香港及中華人民共和國其他地方之投資物業核心業務。根據該項重組計劃，其士發展：

(一) 以發行101,800,000股新股每股作價港幣2.658元及其餘以現金港幣329,416,000元支付作代價，購入若干位於中華人民共和國之投資；

(二) 以港幣192,828,000元作代價，轉讓予本集團其所擁有從事於香港之「私人參與居者有其屋計劃」、樓宇管理及供應建築材料業務之公司權益及欠款港幣226,259,000元；

(三) 以實物派發之方式，分派絕大部份其士建築集團有限公司「其士建築」之股份予其士發展股東(包括本公司)。當此重組計劃完成後，其士發展及其士建築以往分別為本公司之直接及間接之附屬公司，現已變為本公司之聯營公司。本集團持有其士發展之權益乃從55%攤薄至43.8%及於重組計劃後出售所持有45,000,000股其士發展之股份，導致股權再攤薄至38.2%。故此本集團投資於其士發展及其士建築之所載值乃重新分類並轉往聯營公司之權益帳中。

有關各主要附屬公司之資料，請參閱第64至66頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長。故所載之附屬公司資料，乃影響本集團各主要業績或資產之公司。

12 聯營公司

	集團		公司	
	1998	1997	1998	1997
	港幣千元	港幣千元	港幣千元	港幣千元
所佔資產淨值額				
有牌價聯營公司－香港	**627,543**	–	–	–
無牌價聯營公司	**48,210**	63,959	–	–
成本值				
有牌價聯營公司－香港	**–**	–	**99,546**	–
	675,753	63,959	**99,546**	–
聯營公司應收賬	**14,168**	87,777	**4,649**	760
聯營公司應付賬	**(104)**	(16)	**(26)**	–
	689,817	151,720	**104,169**	760
有牌價聯營公司之市值	**694,075**	–	**659,230**	–

12 聯營公司(續)

有關本集團各主要聯營公司之資料，請參閱第67至68頁。

根據各董事之意見，若將所有聯營公司之資料完全列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產之公司。

13 其他投資

	集團		公司	
	1998	1997	1998	1997
	港幣千元	港幣千元	港幣千元	港幣千元
香港有牌價證券	**19,790**	–	**19,638**	–
香港無牌價證券	**5,251**	–	–	–
香港無牌價債券	**1,301**	1,300	–	–
	26,342	1,300	**19,638**	–
有牌價證券之市值	**21,109**	–	**19,638**	–

14 流動資產

	集團		公司	
	1998	1997	1998	1997
	港幣千元	港幣千元	港幣千元	港幣千元
待售物業				
一已完工	**60,382**	73,246	–	–
一發展中物業(附註a)	**6,503,895**	6,177,871	–	–
存貨及施工中工程(附註b)	**611,301**	764,155	–	–
應收股息				
一附屬公司	–	–	**13,846**	28,895
一聯營公司	**18,021**	–	**18,021**	–
應收賬款、存出按金及預付費用	**937,095**	1,595,963	**4,795**	4,306
香港有牌價證券(附註c)	**17,307**	26,311	–	–
海外有牌價證券(附註c)	**2,891**	4,373	–	–
無牌價證券	–	5,000	–	–
現金及銀行存款(附註d)	**632,933**	355,127	**7,890**	8,116
	8,783,825	9,002,046	**44,552**	41,317

14 流動資產（續）

附註：

		集團	
		1998	1997
		港幣千元	港幣千元
(a)	發展中物業		
	成本值加所佔溢利減可預計之虧損	**6,801,951**	6,281,523
	減：已收銷售訂金	**298,056**	103,652
		6,503,895	6,177,871
(b)	存貨及施工中工程		
	存貨		
	原材料	**28,809**	18,175
	待售存貨	**272,044**	324,502
	耗用物料	**34,994**	48,337
		335,847	391,014
	施工中工程		
	施工中工程成本值加所佔溢利減可預計之虧損	**3,589,926**	5,249,939
	減：施工中工程已收款項	**3,314,472**	4,876,798
		275,454	373,141
		611,301	764,155
(c)	有牌價證券之市值		
	香港	**17,344**	28,435
	海外	**2,891**	4,373

(d) 現金及銀行存款已包括存於信託人之預售樓款共港幣233,846,000元（一九九七年：港幣34,688,000元）。

15 流動負債

	集團		公司	
	1998	1997	**1998**	1997
	港幣千元	港幣千元	港幣千元	港幣千元
擬派末期股息	**51,232**	52,880	**51,232**	52,880
課稅準備	**30,164**	61,274	**2,237**	337
應付票據	**93,870**	185,517	**–**	–
應付款項，存入按金及應付費用	**803,666**	1,333,435	**5,354**	1,404
應付建築成本費用	**69,029**	58,772	**–**	–
遞延收益	**39,918**	28,237	**–**	–
一年內應償還之遠期貸款				
銀行貸款 － 有抵押	**61,863**	146,973	**–**	–
－ 無抵押	**31,349**	31,250	**–**	–
其他貸款 － 無抵押	**256**	232	**–**	–
短期銀行貸款及透支				
－ 有抵押	**3,368,630**	3,668,808	**231,000**	–
－ 無抵押	**372,981**	563,882	**38,753**	63,757
	4,922,958	6,131,260	**328,576**	118,378

16 遠期負債

	集團	
	1998	1997
	港幣千元	港幣千元
銀行貸款		
有抵押銀行貸款償還期為：		
一至二年內	**3,029,295**	1,493,323
二至五年內	**18,009**	705,653
超過五年	**3,678**	28,724
無抵押銀行貸款償還期為：		
二至五年內	**46,875**	78,125
其他貸款		
其他貸款償還期為：		
一至二年內	**291**	261
二至五年內	**676**	960
	3,098,824	2,307,046

銀行及其他貸款之利息乃按商業利率計算，而貸款需每月分期償還，最後一期分別需於二零零三年及二零零二年清還。

有抵押之銀行貸款乃以本集團若干物業及資產作固定抵押，其賬面值為港幣5,445,465,000元（一九九七年：港幣3,159,723,000元）。

17 遞延稅項

	1998 港幣千元	1997 港幣千元
本年度按現行稅率準備之稅項	**1,129**	–
稅率由16.5%改變為16%之影響	**(34)**	–
	1,095	–

本集團於結算日未有在財政報告作出撥備主要潛在遞延稅項資產，其概要如下：

	1998 港幣千元	1997 港幣千元
超出折舊免稅額的折舊費	**3,264**	(13,503)
未徵用的稅項損失	**63,767**	35,789
其他時差	**2,568**	209
	69,599	22,495
稅率由16.5%改變為16%之影響	**(1,443)**	–
	68,156	22,495

因出售位於香港、泰國及新加坡重估物業之增值或虧損並不會產生稅務負債，故並未將重估物業之增值或虧損作出遞延稅項準備。按此，重估物業並不會構成稅務上之時差。

於一九九八年三月三十一日，海外附屬公司尚未利用之稅項虧損而引致的潛在遞延稅項資產，其最長之稅項豁免有效期如下：

	1998 港幣千元	1997 港幣千元
1998	**–**	305
1999	**–**	496
2000	**976**	2,238
2001	**2,312**	3,024
2002	**1,141**	1,632
2003	–	2,870
2004	**335**	381
2005	**459**	–
2006	**94**	94
2007	**851**	435
2008	**962**	481
2009	**1,652**	826
2010	**416**	208
2012	**448**	155
2013	**948**	–

⑱ 股本

	每股面值港幣0.25元之普通股數目	票面值
	千	港幣千元
法定股本：		
期初結存	1,005,000	251,250
本年度之增加	295,000	73,750
期末結存	1,300,000	325,000
已發行及繳足股本		
期初結存	755,423	188,856
派發紅股	87,346	21,837
行使認購股權及認股權證所發行之新股	141,297	35,324
發行新股以代替現金股息	42,673	10,668
公司股份回購	(2,096)	(524)
期末結存	1,024,643	256,161

附註：

(a) 法定及已發行股本

根據於一九九七年九月二十三日通過之普通決議案，通過新增每股面值港幣0.25元之新股份295,000,000股。本公司之法定資本乃由港幣251,250,000元增至港幣325,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。

根據於上述日期通過之普通決議案，本公司議決派發每股面值港幣0.25元之紅股。此紅股乃從本公司之股本溢價中撥作資本及列作繳足入賬。其派發基準乃按每持有十股本公司之股份獲派發一份紅股。此類之股份於各方面均與當時已發行之股份享有同等權利。

於本年度內，(一)因行使僱員認購股權所發行之新股合共100,000股。該等股權行使者乃以每股港幣0.86元之認購價，認購股權代價港幣86,000元。(二)認股權證持有人行使認股權證認購合共141,197,153股，詳情請參閱下列(c)項。(三)42,673,103股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價以每股港幣0.66元及港幣1.65元計算，總代價約為港幣28,559,000元。

於本年度內，本公司於香港聯合交易所有限公司購回本公司每股面值港幣0.25元之股份合共2,096,000股，每股價由港幣0.8元至港幣1.31元，總代價為港幣2,223,000元，該等股份已根據公司法註銷。註銷股份之面值撥入資本贖回儲備，而支付之總代價則分別從本公司之繳入盈餘及集團之保留盈利中扣除。按各董事之意見，上述股份之回購均以低於每股之資產淨值折讓作價。股份回購完成後，更能提高每股之資產淨值。

18 股本(續)

(b) 認購股權計劃

於一九九一年通過採納一項有利於本公司及其附屬公司全體僱員之僱員認購股權計劃。根據該計劃，董事會可酌情決定邀請全職僱員(包括執行董事在內)，認購合共不超過已發行股數總額10%之股份，惟認購價不會低於股份面值，亦不會低於認購股權邀請書之日期前五個交易日股份在香港聯合交易所之平均收市價之80%(取兩者較高之價格)。認購股權不可在授予日後六個月內或三年半後行使，同時於二零零一年十月六日後，不得再授出認購股權予任何人仕或使彼等若完全行使認購股權時其持股量超過認購股權計劃中認購股份總數之25%。

有關本年度內授予及行使之認購股權之詳情如下：

	行使認購股權可發行股數				
行使認購股權時須支付之每股價格	年初未獲行使	年內授予	年內已獲行使	已註銷	年終未獲行使
港幣0.5376元	–	46,900,000	–	–	46,900,000
港幣0.6464元	–	22,504,000	–	–	22,504,000
港幣0.86元	1,200,000	–	100,000	450,000	650,000

期間每位獲授予之人仕可以港幣1元代價獲得所授予認購股權。

按本公司現行股份之架構，當上述認購股權全部行使後，本公司將因此而增發每股面值港幣0.25元之額外股份共70,054,000股，其現金總收入約共港幣40,319,000元。

(c) 認股權證

於一九九七年四月一日，本公司未獲行使認股權證之認股權合共港幣222,312,000元，本公司授權予每位已註冊之持有人於截至一九九七年九月三十日止任何時間內以現金每股港幣1.56元(但因是年度內紅股之派發，將認購價調低至每股港幣1.418元)認購一股本公司已繳足之普通股。於本年度內，以認購價港幣1.56元及港幣1.418元，已獲行使之認股權證分別合共港幣183,973,000元及港幣32,991,000元。其餘未獲行使之認股權證已於年期屆滿後失效。

19 儲備

集團

	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 其他物業 港幣千元	外滙兑換浮動儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
期初結存	340,895	26,574	7,002	177,158	242,509	25,429	620,435	1,440,102
出售及攤薄附屬公司及聯營公司之股權	–	67,366	–	(14,455)	(71,303)	(345)	(30,970)	(49,207)
派發紅股	(21,837)	–	–	–	–	–	–	(21,837)
發行新股	199,617	–	–	–	–	–	–	199,617
股份發行之費用	(183)	–	–	–	–	–	–	(183)
物業重估之虧損	–	–	–	(31,052)	(5,083)	–	–	(36,135)
本年度之溢利保留	–	–	–	–	–	–	96,372	96,372
換算海外附屬公司帳項之虧損	–	–	–	–	–	(29,509)	–	(29,509)
所佔聯營公司之儲備	–	(989)	–	55,816	(152,083)	1,013	–	(96,243)
綜合帳項及增購附屬公司股權所產生之商譽	–	(10,373)	–	–	–	–	–	(10,373)
回購公司之股份	–	–	524	–	–	–	(2,223)	(1,699)
期末結存	518,492	83,178	7,526	187,467	14,040	(3,412)	683,614	1,490,905
包括所佔聯營公司之儲備：一								
一九九八年三月三十一日	–	(989)	–	55,816	(152,083)	1,013	(14,088)	(110,331)
一九九七年三月三十一日	–	–	–	–	–	–	583	583

公司

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
期初結存	134,276	97,408	7,002	293,451	532,137
派發紅股	(21,837)	–	–	–	(21,837)
發行新股	199,617	–	–	–	199,617
股份發行之費用	(183)	–	–	–	(183)
本年度之溢利保留	–	–	–	103,258	103,258
股息（附註7）	–	–	–	(98,797)	(98,797)
回購公司之股份	–	(2,223)	524	–	(1,699)
期末結存	311,873	95,185	7,526	297,912	712,496

繳入盈餘乃由收購附屬公司、聯營公司、貸款及業務而產生及代表本公司因收購而發行之股份面值與所收購之淨資產總值之差額，根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

20 除税前溢利與經營業務之現金收入/(支出)淨額對賬

	1998 港幣千元	1997 港幣千元
除税前溢利	**337,167**	421,877
所佔聯營公司業績	**9,571**	(77,349)
利息收入	**(12,624)**	(12,332)
利息支出	**93,918**	84,512
其他投資之股息收入	**(485)**	(305)
	90,380	(5,474)
除税、利息及股息前之經營溢利	**427,547**	416,403
折舊	**48,390**	49,542
出售固定資產之虧損	**1,116**	842
重估物業之虧絀	**11,253**	–
出售其他投資之溢利	**–**	(24,032)
出售附屬公司之溢利	**(42,598)**	–
出售有牌價證券之虧損/(溢利)	**1,950**	(3,253)
外幣貶值之滙兑虧損	**26,729**	–
投資成本之撥備	**7,597**	–
聯營公司之虧損撥備撥回	**–**	(33,649)
發展中物業之虧損準備	**–**	1,418
待售物業之增加	**(529,575)**	(1,400,048)
存貨及施工中工程之減少/(增加)	**451,279**	(165,628)
應收賬款、存出按金及預付費用之增加	**(145,602)**	(313,852)
應付款項、存入按金及應付費用之增加	**33,919**	165,958
應付票據之(減少)/增加	**(88,712)**	34,543
應付建築成本費用之增加	**10,257**	24,447
遞延收益之增加	**11,681**	44
外滙兑換之差額	**4,853**	2,383
	(197,463)	(1,661,285)
經營業務之現金流入/(支出)淨額	**230,084**	(1,244,882)

21 出售附屬公司

	港幣千元
本年度內出售之資產淨值：	
資產	
固定資產	1,334,323
發展中物業	8,120
聯營公司之權益	89,487
存貨及施工中工程	144,238
待售物業	221,754
關連公司之欠款	421,112
有價證券	9,344
應收賬款、存出按金及預付費用	774,996
現金及銀行結餘	126,866
	3,130,240
減：負債	
應付賬項及費用	572,147
同母系附屬公司之貸款	7,887
稅項	22,492
銀行貸款及透支	757,569
少數股東權益	72,834
	1,697,311
減：少數股東所佔之資產淨值	806,808
聯營公司	890,503
	–

年內出售之附屬公司為本集團帶來港幣324,167,000元之經營現金流轉淨額，耗用港幣67,180,000元以進行投資活動，繳納港幣3,223,000元稅項，注入投資業務港幣3,112,000元及耗用港幣112,743,000作融資活動。

出售附屬公司之現金及等同現金支出淨額分析如下：

	港幣千元
出售銀行結餘	(126,866)
出售短期銀行貸款及透支	20,593
出售附屬公司之現金及等同現金支出淨額	(106,273)

22 年中融資變更之分析

	銀行貸款及其他貸款 港幣千元	股本及溢價 港幣千元	其他項目 港幣千元	少數股東權益 港幣千元	合計 港幣千元
期初結存之融資	6,325,026	529,751	–	1,114,463	7,969,240
融資之現金注入／(支出)	1,145,033	216,867	(2,223)	57,710	1,417,387
發行新股代替以現金支付之股息	–	28,559	–	–	28,559
回購公司之股份	–	(524)	2,223	–	1,699
附屬公司少數股東所佔之溢利及儲備	–	–	–	51,100	51,100
派發予附屬公司少數股東之股息	–	–	–	(34,448)	(34,448)
派發股息及發行新股予附屬公司少數股東而不涉及現金流動	–	–	–	(44,952)	(44,952)
出售及增購附屬公司股權	(736,976)	–	–	(828,867)	(1,565,843)
滙兑調整	(8,411)	–	–	–	(8,411)
期末結存之融資	6,724,672	774,653	–	315,006	7,814,331

23 現金及等同現金結餘之分析

	1998 港幣千元	1997 港幣千元
現金及銀行存款	**399,087**	319,644
短期銀行貸款及透支	**(209,231)**	(393,165)
	189,856	(73,521)

等同現金項目指可隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的款項。

24 董事及高級行政人員之酬金

集團支付予董事之酬金，乃詳列於財務報告附註3內。

24 董事及高級行政員之酬金（續）

本年度內並無董事因行使其認購股權而獲益（一九九七年：港幣21,400元），亦沒有董事因行使本公司之聯營公司所授予之認購股權而獲益（一九九七年：港幣4,025,000元）。

董事袍金內包括港幣150,000元（一九九七年：港幣300,000元）付予非執行董事。

董事酬金可按金額劃分為下列組別：

組別	董事人數 1998	董事人數 1997
港幣0元 — 港幣1,000,000元	**2**	2
港幣1,000,001元 — 港幣1,500,000元	**4**	2
港幣1,500,001元 — 港幣2,000,000元	**2**	1
港幣2,000,001元 — 港幣2,500,000元	**—**	1
港幣2,500,001元 — 港幣3,000,000元	**—**	1
港幣3,000,001元 — 港幣3,500,000元	**—**	1
港幣6,000,001元 — 港幣6,500,000元	**—**	1
港幣9,000,001元 — 港幣9,500,000元	**1**	—

於本年度內，其中一名董事放棄收取由本公司支付之董事袍金為港幣200,000元（一九九七年：無）。

最高五名酬金人仕內，包括三名董事（一九九七年：全部）其酬金乃詳列如上。其餘最高酬金之兩名人仕之總酬金為：

	1998 港幣千元	1997 港幣千元
薪金，津貼及其他福利	**3,089**	—
退休金之供款	**70**	—
行使前附屬公司之認購股權而獲得之溢利	**287**	—
花紅	**—**	—
	3,446	—

該兩名最高酬金之人仕在港幣一百五十萬零一元至港幣二百萬元。

25 可派發儲備

本公司可派發予股東之儲備總數為港幣393,097,000元（一九九七年：港幣390,859,000元）。

26 銀行信貸及資產抵押

除於以上附註16所披露之銀行貸款外，其他銀行信貸總額為港幣62,812,000元（一九九七年：港幣39,298,000元），其中港幣34,918,000元（一九九七年：港幣28,228,000元）乃本集團之附屬公司以物業作抵押及已於結算日時被動用。

27 資本承擔及或然負債

本公司及集團於結算日尚未清結之資本承擔及或然負債包括：

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行十年樓宇保養及維修工程，其或然負債為履行銀行擔保約共港幣87,450,000元（一九九七年：港幣53,885,000元）。

(b) 本公司對附屬公司及聯營公司作出銀行信貸服務擔保及履行合約擔保分別共為港幣5,599,030,000元（一九九七年：港幣5,641,231,000元）及港幣600,904,000元（一九九七年：港幣703,029,000元）。

(c) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應為：

	營業性租賃之樓宇		其他	
	1998	1997	1998	1997
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**15,733**	8,552	–	20,717
二至五年內	**74,253**	17,294	–	–
超過五年	**1,252**	1,252	–	–
	91,238	27,098	–	20,717

(d) 購置固定資產之資本承擔：

	1998	1997
	港幣千元	港幣千元
已批准並已訂約	**44**	2,894
已批准而並未訂約	**2,515**	4,759
	2,559	7,653

27 資本承擔及或然負債(續)

(e) 本集團須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣31,000,000元(一九九七年:港幣23,000,000元)。

28 關連人士之交易

本集團與其士發展國際有限公司(「其士發展」)、其士建築集團有限公司(「其士建築」)及其士(商業系統)國際有限公司(「其士商業」)各集團間之主要交易詳列如下:

(a) 根據詳述於附註11,其士發展進行了一項重組計劃,以收取現金港幣192,828,000元及貸款港幣226,259,000元作代價,轉讓若干資產予本公司及以實物派發之方式,分派絕大部份其士建築之股份予其士發展股東。

(b) 於一九九七年四月一日,本公司與其士發展達成一項管理服務協議書,由本公司提供公司秘書、會計、庫務、電子數據處理、人事及物業管理服務。唯該協議提供之服務期限為截至一九九八年三月三十一日內之一年服務期,並收取管理費用港幣2,000,000元(一九九七年:港幣2,000,000元)。

(c) 於一九九七年三月二十八日,本公司之附屬公司其士(香港)有限公司(「其士香港」)與其士商業達成一管理服務協議書,由其士香港提供公司秘書、會計、電子數據處理、人事及物業管理服務。根據該項協議,其士商業集團需按照全年之營業額但不包括其海外附屬公司,以百分之零點五付予其士香港作為管理服務費用。截至一九九八年三月三十一日止年度內,根據該項協議收取其士商業集團之管理費用為港幣6,433,000元(一九九七年:港幣6,297,000元)。該管理服務協議書已續約一年。

(d) 本公司與其士發展及其士建築分別達成服務協議書,由本集團提供會計、庫務、電子數據處理、公司秘書、人事及物業管理服務。根據該協議,其士建築集團需按照全年之營業額以百份之零點三支付服務費用。隨着其士發展之業務重組,其士建築乃與本公司重新簽署一份內容與前相同之管理服務協議書。截至一九九八年三月三十一日止年度內,其士建築支付管理服務費用予其士發展及本公司分別為港幣4,473,000元(一九九七年:港幣7,246,000元)及港幣4,686,000元(一九九七年:無)。

28 關連人士之交易(續)

(e) 於本年內，本集團支付其士發展集團租金約為港幣59,699,000元(一九九七年：港幣48,184,000元)，作為租用其士發展集團之物業。

(f) 於本年內，其士建築集團繳付其士發展集團作為租用其物業之租金為港幣3,214,000元(一九九七年：港幣3,282,000元)。

(g) 於本年度內，本集團向其士商業集團收取之租金及提供運輸服務之費用分別為港幣22,368,000元(一九九七年：港幣26,361,000元)及港幣3,696,000元(一九九七年：港幣3,040,000元)。

(h) 其士發展與其士建築簽署一份協議書。據此，其士發展集團可邀請其士建築集團參與該集團樓宇建築項目。隨着其士發展重組完成後，該類承辦樓宇建築項目工程之公司已為本集團之附屬公司。於其士建築仍為本公司之聯營公司之任何時間內，本公司仍會以公平及合理之準則繼續邀請其士建築集團參與本集團之樓宇建築項目工程。於本年度內，已付及應付予其士建築集團已完成之建築工程款項為港幣482,656,000元(一九九七年：港幣544,545,000元)。

(i) 本公司、其士發展及其士建築共同簽署一份協議書，分別由其士發展集團及本集團(不包括其士發展集團)(「其士國際集團」)以一般商業條款提供建築材料、機電設備及系統予其士建築集團。隨着其士發展重組完成後，若干物料／設備之供應商公司變為本公司之附屬公司，本集團仍會提供建築材料及機電設備予其士建築集團。於本年度內，其士發展集團及本集團已收及應收之款項分別為港幣18,346,000元(一九九七年：港幣43,337,000元)及港幣43,614,000元(一九九七年：港幣27,114,000元)。

跟據本公司各董事之意見，上述之交易乃屬公平、合理及按一般正常業務運作進行之交易。

29 比較數字

因須應本年度之表達形式，若干比較數字已予以重整。

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份	股份數目	應佔股本權益 本公司	附屬公司	主要業務
					%	%	
其士（商業系統）國際有限公司（於香港聯合交易所有限公司上市）	百慕達／香港	普通	82,821,756港元	828,217,558	31.9	18.2	控股投資
其士（香港）有限公司	香港	普通	143,085,000港元	572,340,000	100	–	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備及股票投資
其士新加坡控股有限公司（於新加坡股票交易所有限公司第一級股票市場上市）**	新加坡	普通	22,500,000新加坡元	112,500,000	71.1	–	供應、安裝及保養電梯工程
其士（保險顧問）有限公司	香港	普通	1,000,000港元	1,000,000	100	–	保險顧問
其士（鋁工程）有限公司	香港	普通	100港元	100	–	100	鋁質建築材料及玻璃幕牆之供應及安裝
		遞延	2港元	2	–	–	
其士（商業機器）有限公司	香港	普通	2港元	2	–	50.1	貿易
其士（建材工程）有限公司	香港	普通	100港元	100	–	100	建築材料供應、安裝及經營搬運車與發電機貿易
		遞延	2港元	2	–	–	
其士（電腦）有限公司	香港	普通	100,000港元	100,000	–	50.1	貿易
其士（機電工程）有限公司	香港	普通	26,900,000港元	26,900,000	–	100	機電工程
其士（環境技術）有限公司	香港	普通	9,100,000港元	9,100,000	–	100	環保工程
其士（國際資訊網絡）有限公司	香港	普通	2港元	2	–	50.1	國際資訊網絡服務
其士（商業系統）有限公司	香港	普通	100,000港元	100,000	–	50.1	貿易

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份	股份數目	應佔股本權益 本公司	附屬公司	主要業務
					%	%	
其士(商業系統)工程有限公司	香港	普通	2港元	2	–	50.1	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	–	50.1	傳訊服務
其士(衛星通訊)有限公司	香港	普通	2港元	2	–	50.1	裝設衛星電視天線
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	–	50.1	貿易及通訊服務
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	–	100	旅遊代理
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售服務
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	–	100	汽車銷售服務
Chevalier Development (S) Pte. Limited**	新加坡	普通	2,500,000新加坡元	2,500,000	–	71.1	物業投資
Chevalier Engineering (S) Pte. Limited**	新加坡	普通	500,000新加坡元	500,000	–	71.1	安裝及保養升降機
Chevalier Imports Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售服務
Chevalier International (U.S.A.) Inc.**	美國	普通	100,000美元	100,000	–	100	貿易
其士電梯工程(深圳)有限公司**	中華人民共和國	不適用	10,886,572人民幣	不適用	–	100	升降機安裝及維修服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	–	50.1	貿易
Chevalier OA (S) Pte. Limited**	新加坡	普通	500,000新加坡元	500,000	–	50.1	貿易
Chevalier OA (Thailand) Limited**#	泰國	普通	3,980,000泰國銖	39,800	–	50.1	貿易
		優先	1,020,000泰國銖	10,200	–	23.5	
其士辦公室設備工程(深圳)有限公司**	中華人民共和國	不適用	1,800,000港元	不適用	–	50.1	維修保養服務
其士店有限公司	香港	普通	2港元	2	–	50.1	貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	5,000,000泰國銖	50,000	–	50.1	貿易
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	–	100	升降機安裝及維修服務

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份	股份數目	應佔股本權益 本公司	附屬公司	主要業務
					%	%	
電梯工程有限公司	香港	普通	400,000港元	40,000	–	100	電梯供應、安裝及維修服務
金訊發展有限公司	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	–	
騰寶有限公司	香港	普通	149港元	149	–	100	物業投資
		遞延	51港元	51	–	–	
Goodkent Limited	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	–	
勵發有限公司	香港	普通	2港元	2	–	50.1	物業投資及買賣股票
Macleh (Chevalier) Limited**	加拿大	普通	10,100加拿大元	10,100	–	100	汽車銷售、維修服務及物業發展
銳中有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	–	
富居物業管理有限公司	香港	普通	100港元	100	–	100	物業管理
		遞延	1,002港元	1,002	–	–	
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.1	物業投資
祥龍興業有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	–	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	–	100	物業投資

\# 上述公司之優先股，每四股優先股附有一投票權。當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百份之十盈利分配之利益。

** 非由德勤•關黃陳方會計師行所核數。

註：所有遞延股份皆無投票權。

主要聯營公司

聯營公司名稱	註冊／營業地點	股份類別	持股量 本公司	 附屬公司	主要業務
			%	%	
寶耀投資有限公司	香港／中國	普通	–	19.1	物業發展
其士(土木工程)有限公司	香港	普通 遞延	– –	37.3 –	土木工程
其士(建築)有限公司	香港	普通	–	37.2	樓宇建築
其士建築集團有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	30	7.3	控股投資
其士建築(香港)有限公司	香港	普通 遞延	– –	37.3 –	樓宇建築
其士土木工程(香港)有限公司(前為銳良有限公司)	香港	普通	–	37.3	土木工程
其士三利財務有限公司**	香港	普通	–	50	提供融資、借貸與分期付款融資服務
Chevalier Biwater Joint Venture	香港	不適用	–	50	環境技術
其士發展國際有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	36.6	1.6	控股投資
創名發展有限公司	香港／中國	普通	–	30.6	控股投資
輝華有限公司	香港／中國	普通	–	19.1	物業發展
Forth Bridge Company Limited	香港	普通 遞延	– –	38.2 39.2	物業投資
富特發展有限公司**	香港	普通	–	38.2	物業投資及發展
其士(發展)有限公司**	香港	普通 遞延	– –	38.2 –	投資控股及物業投資

聯營公司名稱	註冊／營業地點	股份類別	持股量 本公司	附屬公司	主要業務
			%	%	
GJ (Development) Company Limited**	香港	普通 遞延	– –	38.2 100	物業投資
力加置業有限公司	香港	普通	–	38.2	控股投資及物業投資
Macont Developments Inc.**	加拿大	普通	–	38.2	物業投資
Macscarboro Developments Inc.**	加拿大	普通	–	38.2	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	–	38.2	物業投資
開邦有限公司	香港	普通	–	38.2	物業投資
拔創有限公司**	香港	普通	–	38.2	物業投資
驕發有限公司**	香港	普通 遞延	– –	38.2 100	物業投資及證券貿易
上海創名房地產發展有限公司**	中華人民共和國	不適用	–	24.4	物業發展
萬珠發展有限公司	香港	普通	–	38.2	物業投資及發展
Vanland Limited	香港	普通	–	38.2	物業發展
威方發展有限公司**	香港	普通	–	38.2	物業投資
信陽其士大酒店有限公司**	中華人民共和國	不適用	–	26.7	經營酒店業務
YCC (Development) Company Limited**	香港	普通 遞延	– –	38.2 100	物業投資
聯合文儀有限公司**	香港	普通	–	20.5	辦公室文儀器材貿易

** 非由德勤•關黃陳方會計師行所核數

註：所有遞延股份皆無投票權

以下之資料，乃摘錄本公司之主要聯營公司「其士發展國際有限公司」一九九八年之財務報告：

綜合損益計算表

截至一九九八年三月三十一日止年度

	1998 港幣千元	1997 港幣千元
營業額	**3,421,965**	2,601,499
扣除撥作成本之折舊港幣2,332,000元：（一九九七年：港幣3,282,000元）	**21,692**	27,401
不包括特殊項目之經營溢利	**142,882**	97,441
特殊項目	**33,957**	33,649
集團之經營溢利	**176,839**	131,090
所佔聯營公司業績	**1,903**	7,292
除税前溢利	**178,742**	138,382
税項	**23,478**	22,816
除税後溢利	**155,264**	115,566
少數股東權益	**(554)**	(6,250)
本年溢利	**154,710**	109,316
股息	**185,834**	38,194

綜合資產負債表

一九九八年三月三十一日結算

	1998 港幣千元	1997 港幣千元
固定資產	**1,042,530**	1,350,080
發展中物業	**7,903**	8,120
聯營公司	**64,239**	100,440
其他投資	**600,683**	–
流動資產	**498,229**	7,434,371
資產總額	**2,213,584**	8,893,011
減：		
流動負債	**197,340**	5,108,372
遠期負債	**495,132**	2,182,837
少數股東權益	**69,458**	146,392
負債總額及少數股東權益	**761,930**	7,437,601
資產淨值總額	**1,451,654**	1,455,410
資金來源：		
股本	**61,596**	50,925
儲備	**1,390,058**	1,404,485
股東權益淨值總額	**1,451,654**	1,455,410

以下之資料，乃摘錄本公司之主要聯營公司「其士建築集團有限公司」一九九八年之財務報告：

綜合損益計算表

截至一九九八年三月三十一日止年度

	1998 港幣千元	1997 港幣千元
營業額	**3,052,506**	2,415,011
扣除撥作成本之折舊港幣5,000,000元：（一九九七年：港幣3,282,000元）	**891**	1,028
集團經營(虧損)／溢利	**(16,148)**	18,109
所佔聯營公司業績	**8,565**	11,429
除税前(虧損)／溢利	**(7,583)**	29,538
税項	**4,729**	5,639
除税後(虧損)／溢利	**(12,312)**	23,899
少數股東權益	**(34)**	(50)
股東應佔之(虧損)／溢利	**(12,346)**	23,849
股息	**2,290**	6,870

綜合資產負債表

一九九八年三月三十一日結算

	1998 港幣千元	1997 港幣千元
固定資產	**24,919**	23,229
聯營公司	**14,625**	17,840
流動資產	**972,358**	858,145
資產總額	**1,011,902**	899,214
減：		
流動負債	**855,008**	727,709
少數股東權益	**469**	435
負債總額及少數股東權益	**855,477**	728,144
資產淨值總額	**156,425**	171,070
資金來源：		
股本	**22,900**	22,900
儲備	**133,525**	148,170
股東權益淨值總額	**156,425**	171,070

茲通告本公司訂於一九九八年九月二十三日星期三上午十一時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、省覽截至一九九八年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、宣佈派發末期股息。

三、重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、續委聘核數師並授權董事會釐定其酬金。

並作為特別事項考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、「**動議**增加400,000,000股每股面值港幣0.25元本公司股本中之股份，將本公司之法定股本由港幣325,000,000元增至港幣425,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。」

六、「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案七而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

七、「動議：

(甲)根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案六(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙)本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文(甲)節之批准亦須以此為限。」

八、「動議擴大授予本公司董事會根據本股東週年大會之通告所載第六項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第七項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

承董事會命
主席兼董事總經理
周亦卿

香港，一九九八年八月二十一日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室，方為有效。

(3) 本公司將於一九九八年九月十七日星期四至一九九八年九月二十三日星期三(首尾兩日包括在內)暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於一九九八年九月十六日星期三下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

CONTENTS

FINANCIAL CALENDAR

Events	Dates
Announcement of Interim Results	12th December, 1997
Announcement of Final Results	28th July, 1998
Book Close Dates	
Interim	12th to 16th January, 1998
Final	17th to 23rd September, 1998
Annual General Meeting	23rd September, 1998
Payment of Dividends	
Interim dividend of HK4 cents per share	18th February, 1998
Final dividend of HK5 cents per share	2nd November, 1998

FINANCIAL SUMMARY

(amounts expressed in Hong Kong Dollars)

Summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 1998 are as follows:

	1994	1995	1996	1997	**1998**
Financials *($ Million)*					
Total assets	4,487	5,958	8,390	11,182	**10,085**
Total liabilities	3,072	4,412	6,956	9,553	**8,338**
Share capital	712	713	739	755	**1,025**
(Number of shares in issue – in million)					
Shareholders' funds	1,415	1,546	1,434	1,629	**1,747**
Turnover	3,657	2,944	4,971	5,464	**7,478**
Profit attributable to shareholders	154	202	145	241	**195**
Per Share Basis					
Earnings*					
Basic	22¢	25¢	18¢	29¢	**22¢**
Fully diluted	22¢	25¢	17¢	26¢	**22¢**
Dividends	9¢	10¢	12.5¢	10.5¢	**9¢**
Net asset value (at book value)	$1.81	$1.97	$1.76	$1.96	**$1.71**

* *The calculation of earnings per share is based on the Group's profit attributable to shareholders for the year and on the weighted average number of shares in issue during the respective years. The calculation of fully diluted earnings per share is based on the adjusted profit calculated on the assumption that all the outstanding options and warrants had been exercised at the beginning of the year and the proceeds on the subscription had been placed on fixed deposits with a leading bank earning interest at prime rate net of tax and on the weighted average of shares issued and issuable.*

The earnings per share, dividend per share and net asset value per share for 1994 to 1997 have been adjusted for the bonus issue made last year.

TURNOVER



HK$ Million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,657
4,971
5,464
7,478
1994

PROFIT ATTRIBUTABLE TO SHAREHOLDERS



202
145
241
195
1995
1996
1997
1998

SHAREHOLDERS' FUNDS



HK$ Million
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,415
1,546
1,434
1,629
1,747
1994
1995
1996
1997
1998

CORPORATE INFORMATION

Executive Directors

CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)

KUOK Hoi Sang *(Deputy Managing Director)*

FUNG Pak Kwan

FUNG Wo Shun

KAN Ka Hon

WONG Kie Ngok, Alexander

TAM Kwok Wing

Non-Executive Directors

LEE Tung Hai, Leo Cavaliere Gr. Cr., O.B.E., Chev. Leg. D'Hon., Comm. Leopold II, J.P.

Iain Leonard DALE O.B.E.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Chase Manhattan Bank, N.A.

Hang Seng Bank Limited

The Hongkong and Shanghai Banking Corporation Limited

Shanghai Commercial Bank Limited

Solicitors

Richards Butler

Appleby, Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
Room 4401, 44th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

Homepage

http://www.chevalier.com

LIST OF LICENCES AND ACCREDITATIONS

The Government of the Hong Kong Special Administrative Region, Works Bureau

Chevalier (Construction) Company Limited	–	List 1 – Building contract value unlimited (C)
Chevalier (E & M Contracting) Limited	–	Electrical Installations (Group III)
Chevalier (Envirotech) Limited	–	Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants
	–	Supply and Installation of Water Treatment Plant
Chevalier (HK) Limited	–	Air-conditioning and Refrigeration Plants, including Ductwork (Group II)
	–	Aluminium Windows, Doors and Flyscreens
	–	Industrial Type Electrical Installations
	–	Installation of Diesel Generating Sets
	–	Installation of Mechanical Handling and Lifting Appliances
	–	Lifts and Escalators (Group III)
	–	Manufacture and Erection of Mechanical Plants and Equipment (Group II)
	–	Supply and Installation of Pumpsets and Associated Pipework
	–	Supply and Installation of Water Treatment Plant
Chevalier (Satellink) Limited	–	Broadcast Reception Installation (CABD)
	–	Burglar Alarm and Security Installation (P)
	–	Supply and Installation of Radio, Video and Audio System (P)
Chevalier (Civil Engineering) Limited	–	List 1 – Port Works, Group B (P)
Lam Woo & Company Limited	–	List 1 – Buildings, contract value unlimited (C) Roads & Drainage up to $20m (AP) Water Works, contract value unlimited (C)

Environmental Protection Department

Chevalier (Envirotech) Limited	–	Air Quality Monitoring (Design, Construct, Operate)

Electrical and Mechanical Services Department

Chevalier (HK) Limited	–	Builders' Lifts and Tower Working Platforms (Safety) Ordinance

Fire Services Department

Chevalier (E & M Contracting) Limited	–	Fire Services Installation Contractor (Class II)

LIST OF LICENCES AND ACCREDITATIONS

Office of the Telecommunications Authority

Chevalier (OA) Limited	– Radio Dealers Licence (unrestricted) – Demonstration Licence (unrestricted)
Chevalier (Satellink) Limited	– Satellite Master Antenna Television Licence (SMATV)
Chevalier (Paging Services) Limited	– Demonstration Licence (unrestricted)

Hong Kong Housing Authority

Chevalier (HK) Limited	– Air-conditioning and Ventilation contractors (probation) – Maintenance, Emergency Generators
Chevalier (E & M Contracting) Limited	– Electrical Contractors (probation)
Chevalier (Construction) Company Limited	– Building Contractors (Group NW2), Maintenance, M1
Lam Woo Construction Limited	– Maintenance M2 (P)

Hong Kong Housing Society

Chevalier (Construction) Company Limited	– Building contracts of any value

Hong Kong Quality Assurance Agency

Chevalier (Construction) Company Limited	– ISO 9002 CC140 NACE 45.21 Construction of buildings to customers specifications – ISO 9002 CC270 NACE 45.21 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (HK) Limited	– ISO 9001 CC242 NACE 45.31 Lift & escalator system design, supply, installation and maintenance – ISO 9001 CC458 NACE 45.33 System design, supply, installation and maintenance of heating, ventilation & air-conditioning systems
Chevalier (E & M Contracting) Limited	– ISO 9002 CC393 NACE 45.31 Electrical & electrical associated services installation for building construction
Chevalier (Envirotech) Limited	– ISO 9001 CC792 NACE 28.52, 45.3 Design, supply & installation of water and wastewater treatment facilities
Lam Woo & Company Limited	– ISO 9002 CC790 NACE 45.21 Public work include building, civil engineering, construction and maintenance
Lam Woo Construction Limited	– ISO 9002 CC259 NACE 45.21 Building activities to keep, restore or improve the facilities of buildings and surroundings


Lifts & Escalators
Electrical & Mechanical Engineering
Curtain Walls & Aluminium Windows
Chevalier International Holdings Limited*
50.1%
Chevalier (OA) International Limited*
Office Automation Equipment
Tele-communications Systems
38.2%
Chevalier Development International Limited*
Property Investment & Development
37.3%
Chevalier Construction Holdings Limited*
Building Construction
71.1%
Chevalier Singapore Holdings Limited**
Lifts & Escalators



Air-Conditioning Systems
Building Material & Equipment
Hotel Investment
Automobile Dealership
Power Equipment & Industrial Equipment
Estate Management
Finance & Leasing Services
Travel Agency
Environmental Engineering
PSPS Property Development
Insurance Services
International Trading



Retailing
Maintenance Services
Internet Services
Structured Cabling Systems
Computer Systems
Paging Services
Satellite Receiving Systems



Hotel Investment



Civil Engineering
Building Maintenance
Roads, Drainage & Water Works
Concrete Supplies



Property Investment Management
Building Material Supplies

* ***Listed on The Stock Exchange of Hong Kong Limited***

** ***Listed on the Mainboard of The Stock Exchange of Singapore Limited***

Results



Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

I am pleased to report to you that the Group's turnover for the year ended 31st March, 1998 was HK$7.5 billion. Its operating profit excluding exceptional items increased to HK$342 million from last year's figure of HK$311 million. The overall performance of the Company was only satisfactory, due to the economic downturn in the latter part of the financial year. Profit attributable to shareholders was HK$195 million. Earnings per share were HK22 cents.

Dividend

In line with the decrease in the profit attributable to shareholders, the Board of Directors recommends a final dividend of HK5 cents (1996/97: HK6.4 cents, adjusted for the bonus issue of shares) per share. This, together with the interim dividend of HK4 cents (1996/97: HK4.1 cents, adjusted for the bonus issue of shares) per share, makes a total dividend of HK9 cents (1996/97: HK10.5 cents, adjusted for the bonus issue of shares) per share for the year ended 31st March, 1998.

The Board of Directors also recommends that the final dividend should be paid on Monday, 2nd November, 1998, in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998 less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Monday, 5th October, 1998. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

Corporate Restructuring and Placing and Subscription of Shares

On 31st July, 1997, a placing and subscription agreement was entered into between the Company, China Everbright Technology Limited and Chevalier (OA) International Limited ("COAI"). The transaction has broadened the capital base of COAI. Net proceeds of about HK$90 million were received by COAI for its general working capital purposes. After the completion of the transaction and as of the date of this report, the Group has a 50.1% interest in COAI.

Corporate Restructuring and Placing and Subscription of Shares (continued)

The subscription rights attaching to the 1997 warrants of the Company expired on 30th September, 1997. A total of 141,206,379 new shares of HK$0.25 each of the Company were issued and allotted to qualified warrantholders of the Company during the period from 12th October, 1994 to 30th September, 1997.

After the completion of the corporate restructuring of Chevalier Development International Limited ("CDIL") on 31st October, 1997, CDIL repositioned its business activities to concentrate on property investment and development in Hong Kong and the Mainland by (i) acquiring interests in two low-priced housing projects in Shanghai, (ii) transferring its interest in Private Sector Participation Scheme ("PSPS") projects to the Company, (iii) distributing substantially all of its interest in Chevalier Construction Holdings Limited ("CCHL") to its shareholders, and (iv) selling the CDIL Group's interest in building materials and property management business to the Company. As of the date of this report, the Company directly holds a 38.2% interest in CDIL and a 37.3% interest in CCHL.

Review of Operations

The Company

The contribution from lift maintenance was steady despite the difficult economic situation in the region. The environmental engineering division has been actively participating in securing contracts during the year under review. Major contracts awarded by the Government of the HKSAR included those for the design, supply and installation of electrical and mechanical works for the Drainage Services Department, and the construction of treatment and disposal facilities for waterworks sludge for the Water Supplies Department. During the year, this division was awarded a HK$650 million contract to provide additional treatment and water transfer facilities at the Tai Po Water Treatment Works and Pumping Station of the Water Supplies Department. In addition, over HK$40 million environmental-related contracts were secured during the year on the Mainland.



The contract signing ceremony with Drainage Services Department



The Group was responsible for the installation and maintenance of 96 passenger loading bridges in the Chek Lap Kok Airport

Review of Operations (continued)

The progress of PSPS projects at Tseung Kwan O and Tuen Mun have been satisfactory. The PSPS project at Kowloon West was completed in June this year. Due to substantial changes in market conditions and the housing policy of the HKSAR Government, about one-third of the purchasers rescinded their purchases of residential units. As a result, part of the loan in relation to Kowloon West PSPS project had to be extended until early next year. However, the Group is still optimistic about PSPS projects, and subsequent to the year end, the Group secured another PSPS project at Aldrich Bay Reclamation Inland Lot No. 839, Hong Kong with a premium of HK$1,099 million. The Project will consist of 10 residential blocks providing about 3,000 residential flats, plus a commercial complex covering 2,800 square meters, and 600 car park spaces. The site area is about 23,414 square meters. The joint venture partner of our Group in this project is a subsidiary of Chow Tai Fook Enterprises Limited.



Charming Garden — the PSPS project at Kowloon West



Beverly Garden — another PSPS project at Tseung Kwan O

The aluminium and curtain wall division and building materials division recorded an outstanding performance this year. The total value of contracts on hand and outstanding uncompleted works of these divisions, as at 31st March, 1998, were HK$1,274 million and HK$438 million respectively.



Design, supply and installation of aluminium works at No. 661-665 King's Road, North Point



Design, supply and installation of aluminium works at Millennium City

Review of Operations (continued)

The automobile dealership in Canada experienced steady growth this year. Total turnover for the three dealerships, namely Volvo, Honda and Chrysler in the year under review was C$66 million. The return on the Robson Suite Hotel in Vancouver continued to grow, with an average occupancy rate reaching 97%. In order to strengthen our presence on the Mainland, two representative offices were opened in Chongqing and Nanjing in August last year and June this year respectively. It is expected that one more representative office will be set up at the end of this year.



The Group's automobile dealership business in Toronto, Canada

Chevalier Development International Limited



Low-priced housing projects in Nanshi District, Shanghai

CDIL, in which the Group has a 38.2% interest, recorded a turnover of HK$3,422 million, an increase of 32% compared to HK$2,601 million last year. Profit attributable to shareholders was HK$155 million. Earnings per share increased by 30% to HK28 cents.

During the year under review, CDIL focused on low-priced housing projects in Shanghai and property investment and development in Hong Kong. A total sum of HK$600 million was invested in two low-priced commercial/residential housing projects in Nanshi, Shanghai. It is expected that CDIL would receive the first batch of guaranteed return and the investment capital related to them in September this year.

Subsequent to the investment in low-priced housing projects last year, CDIL is set to develop other projects of a similar nature with Shanghai Nanshi District Municipal Construction General Company. The first phase of development is about 46,000 square meters. A feasibility study for this project is being prepared and will be finalized in the near future.

Review of Operations (continued)

CDIL has also invested in a residential project in Shanghai named Chevalier Place "亦園", which has a total site area of 6,252 square meters and consists of three blocks of high-class apartments. This project will be completed in the first quarter of 1999.

Chevalier (OA) International Limited

COAI, in which the Group has a 50.1% interest, recorded a steady growth in turnover during the year. Turnover was HK$1,385 million, representing an increase of 7% compared to HK$1,298 million for the previous year. The profit attributable to shareholders declined from HK$81 million to HK$45 million, representing a decrease of 44%. Earnings per share were reduced from HK12.2 cents last year to HK5.9 cents this year.


Chevalier Shop
30%
Chevalier Shop at Tsimshatsui East

During the year under review, the 22 Chevalier Shops and 15 franchised shops scored good results and kept pace with the fast-growing telecommunications business. The launch of services by various Personal Communications Services Licensees fuelled competition in the mobile telephone services market. Subsequent to the year end, more franchised shops will be opened in prime locations in the near future.

COAI's Thailand business was seriously affected by the devaluation of Thai Baht and the slowdown of the economy last year. It is expected that its operations will be very slow in the coming year, and further cost-cutting measures will be implemented when necessary.

All four back-up offices at Shenzhen, Shanghai, Beijing and Guangzhou have provided comprehensive support services to customers on the Mainland.


Stylish mobile phones available at Chevalier Shops and franchised shops

Review of Operations (continued)

Chevalier Construction Holdings Limited

Since the restructuring in October 1997, CCHL is no longer a subsidiary of CDIL and the Group has a 37.3% direct interest as at the date of this report.

During the year under review, CCHL's turnover was HK$3,053 million, representing an increase of 26% compared to HK$2,415 million for the previous year. As the profit margins of its businesses, namely building construction, civil engineering and building maintenance, were adversely affected by the continuous increase in overall cost pressure, especially interest rates and wage elements, loss for the year amounted to HK$12 million. Loss per share was HK5.4 cents.



Glorious Garden — PSPS Project at Tuen Mun

Chevalier Singapore Holdings Limited ("CSHL")

For the year ended 31st March, 1998, the Group's 71.1% owned subsidiary announced its turnover amounted to S$73.6 million, representing a drop of 11% over last year's figure of S$82.8 million. Operating profit before tax was S$5.6 million, representing a decrease of 6.7% from S$6 million in 1997. The decrease in turnover was mainly due to the decline in the number of lift installation projects secured.

Financial Review

In the past year, the Group including its four listed subsidiaries and associated companies mainly financed its own operations. Whenever necessary, working capital, overdraft and trade finance facilities were also arranged by the Group for certain operations. The Group managed its cash, foreign exchange and interest rate exposures by using a variety of techniques and instruments, including forward contracts, interest rate swaps, currency swaps and options. There was no speculative trading in foreign exchange and derivative products. Currently, the majority of borrowings are related to project finance, in the form of term loans.

Financial Review (continued)

Since the outbreak of the Asian financial turmoil, the high level of interest rates and a credit crunch have caused difficulties in project financing. As at 31st March, 1998, the total credit facilities available to the Group amounted to HK$8,781 million and the undrawn balance stood at HK$1,881 million. In addition, loans outstanding as at 31st March, 1998, totalled HK$6,904 million, of which HK$6,080 million related to PSPS projects.

The G cup's debt-to-equity ratio as at 31st March, 1998, calculated as the ratio of bank loans outstanding to shareholders' funds, was 3.95, which would be reduced to 0.47 if borrowings related to PSPS projects of HK$6,080 million were excluded.

Prospects

From July last year, Hong Kong underwent a period of economic adjustment and experienced financial turmoil, resulting in a sharp fall in the value of property and the stock market. The real gross domestic products deteriorated by 2.8% in the first quarter of 1998 and it is expected that the negative growth will continue in the second and third quarters of this year. The unemployment rate is expected to remain at a high level throughout the year. The Government of the HKSAR move to boost the economy by introducing a series of measures to re-establish confidence among both foreign and domestic investors.


CHEVALIER CUP

The second Chevalier Cup Race Day was held on 30th November, 1997

The downturn in the property market and the subsequent suspension of land sales for nine months until 31st March, 1999 will inevitably reduce the amount of construction related work available in the coming year. Most of the Group's businesses in Hong Kong will face continuing tough competition.

In order to strengthen the competitiveness of Hong Kong and to lay a more solid foundation for long-term development, the Government of the HKSAR expects to invest HK$235 billion in a package of large-scale infrastructure projects. These massive projects will commence very soon and continue well beyond this century. CCHL will take advantage of opportunities to participate in these projects.

Prospects (continued)

High demand for residential units and expectations of improved standards of living on the Mainland provides fertile ground for foreign investors to take part in housing projects, such as those in which CDIL is participating.


新機場千萬遊
New Airport Tour for Millions

Ribbon-cutting ceremony of the New Airport Tour for Millions

The COAI Group has a strong financial position with a steady recurrent income and it will look for suitable opportunities to expand its existing businesses.

The Asian financial turmoil has significantly affected all the Group's businesses throughout the region. The Board of Directors believes that the coming year will be difficult and challenging. However, with the solid foundations and expertise it has established, we remain confident.

In conclusion, on behalf of the shareholders I would like to take this opportunity to thank my fellow Directors and staff at all levels for their loyalty and hard work in the past year, and we look forward optimistically towards the future.

CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998

Particulars of major properties held by the Group are as follows:

(A) Properties Held as Fixed Assets

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Singapore				
Chevalier House, 23 Genting Road, Singapore 1334	Warehousing/ Industrial	79,800	Freehold	71.1
The Blue Building, 10 Genting Road, Singapore 34927	Warehousing/ Industrial	17,000	Freehold	71.1
Canada				
4334 Kingston Road, Ontario, MIE 2M8	Office, workshop and parking space for car dealership	20,200	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	86,000	Freehold	39.8
United States of America				
430 East Grand Avenue South San Francisco, CA	Industrial/ warehouse	38,000	Freehold	100
The People's Republic of China				
Units 4, 5, 6, 7 of 18/F Dongshan Plaza, Guangzhou	Office premises	7,200	Medium	50.1
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.1

(B) Properties Under Development

Location	Stage of completion	Expected date of completion	Usage	Site area *sq.ft.*	Estimated floor area after completion *sq. ft.*	Group's interest %
Canada						
Seven parcels of land situated in the Southeast Corner of 68th Street and Memorial Drive, Applewood Place, Calgary	Super-structure construction work for Phases I to XII completed	Late-1998	Residential housing lots	3,554,300	1,060,800	25
Hong Kong						
KIL 11082, Area 20, Mongkok West Kowloon	Substantially completed	Mid-1998	PSPS	410,000	2,500,650	100
Tseung Kwan O Town Lot No. 50, Area 55, Tseung Kwan O, Sai Kung, New Territories	Super-structure in progress	Late-1998	PSPS	315,000	2,545,400	100
Tuen Mun Town Lot No. 405, Lung Mun Road, Area 18, Tuen Mun, New Territories	Super-structure in progress	Early-1999	PSPS	398,000	1,962,100	100

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 1998.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment, construction, civil engineering; sales and servicing of computer and office equipment and telecommunication system.

An analysis of the Group's turnover and contribution by activities is as follows:

	Turnover	**Contribution to operating profit excluding exceptional items**
	HK$ million	*HK$ million*
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering	1,994	134
Building construction, civil engineering and supply and installation of building materials and equipment	1,890	66
Sales, servicing and leasing of motor vehicles	357	–
Trading	73	(3)
Property development and investment	1,730	91
Sales and servicing of computer, office equipment, telecommunication system and maintenance services	1,278	77
Others	156	–
	7,478	365
Less: Operating expenses		(23)
		342

Principal Activities (continued)

An analysis of the Group's turnover by geographical area is as follows:

	Turnover
	HK$ million
Hong Kong	5,804
The PRC	717
Canada	387
Singapore	365
U.S.A.	72
Thailand	124
Other	9
	7,478

The contribution to Group's profits from the Group's overseas activities are immaterial.

Results and Dividends

The results of the Group for the year ended 31st March, 1998 are set out in the consolidated profit and loss account on page 33. An interim dividend of HK4 cents was paid on 18th February, 1998 in cash with an option to elect for shares of HK$0.25 each in the Company in lieu. The Directors now recommend the payment of a final dividend of HK5 cents per share with an option to elect for shares of the Company.

Share Capital

Movements of share capital are shown in note 18(a) to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company and the share options granted during the year are set out in note 18(b) to the financial statements.

Reserves

Movements in reserves are set out in note 19 to the financial statements.

Fixed Assets

Movements in fixed assets are set out in note 9 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers attributed 22% of the Group's purchases of the year whereas the five major customers attributed 11% of the Group's sales of the year. The largest supplier and the largest customer accounted for 10% and 4% of the Group's purchases and sales respectively. Except for the contracts with CDIL Group, CCHL Group and COAI Group as disclosed more fully in the section "Connected Transactions" below, none of the Directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of major properties of the Group are set out on pages 16 to 17.

Donations

Donations for charitable and other purposes made by the Group during the year amounted to HK$6,212,000 (1997: HK$954,000).

Borrowings and Interest Capitalized

Bank loans and other borrowings repayable within one year or on demand are classified as current liabilities whereas those repayable within a period exceeding one year are set out in note 16 to the financial statements. Interest attributable to property development projects and contract work-in progress amounting to HK$466,603,000 has been capitalized and is included in the carrying value of the projects.

Principal Subsidiaries and Principal Associated Companies

Particulars regarding the principal subsidiaries and principal associated companies are shown on pages 64 to 68.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws in Bermuda, where the Company was incorporated.

Purchase, Sale or Redemption of Securities

Particulars of the shares repurchased by the Company during the year are as follows:

Trading month	Number of shares repurchased	Price per share Highest price paid HK$	Price per share Lowest price paid HK$	Consideration paid HK$
October 1997	2,096,000	1.31	0.8	2,210,480

Save for the aforementioned, there was no purchase, sale or redemption of securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year were:

Executive Directors

Dr. CHOW Yei Ching *(Chairman and Managing Director)*
Mr. KUOK Hoi Sang *(Deputy Managing Director)*
Mr. FUNG Pak Kwan
Mr. FUNG Wo Shun
Mr. KAN Ka Hon
Mr. WONG Kie Ngok, Alexander
Mr. TAM Kwok Wing

Non-Executive Directors

Mr. LEE Tung Hai, Leo
Mr. Iain Leonard DALE

In accordance with the Company's Bye-Laws, Messrs KUOK Hoi Sang and LEE Tung Hai, Leo shall retire from office at the forthcoming Annual General Meeting. The retiring Director, except Mr. LEE Tung Hai, Leo, being eligible, offers himself for re-election. The Non-Executive Directors are subject to the same retirement requirements as the other Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, KAN Ka Hon and TAM Kwok Wing are interested in certain contracts with CCHL, CDIL and COAI in that they are the Directors and/or shareholders of CCHL, CDIL and/or COAI. Details of these contracts are disclosed more fully in the section "Connected Transactions" below.

Directors' Interests in Contracts (continued)

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest subsisted at the end of the year or at any time during the year.

Connected Transactions

The Group excluding CDIL Group, CCHL Group and COAI Group has from time to time conducted transactions with CDIL, CCHL and COAI which are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange. The Stock Exchange has granted waivers on 31st January, 1996 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CDIL, CCHL, COAI and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular and/or to obtain prior independent shareholders' approval on each occasion when they arise:

1. Chevalier (Construction) Company Limited ("CCCL"), a 99.67% subsidiary of CCHL, had entered into the following building work contracts with CDIL Group or subsidiaries of the Company for their PSPS projects.

Location of properties	Property owner	Nature of work	Date of commencement	Estimated contract value *HK$*
KIL No. 11082, Area 20, Mongkok West, Kowloon, Hong Kong	Oriental Sharp Limited	Foundation	5th February, 1996	199,758,000
Tuen Mun Town Lot No. 405, Lung Mun Road, Area 18, Tuen Mun, New Territories, Hong Kong	Good Process Limited	Foundation Super-structure	6th January, 1997 5th May, 1997	45,000,000 805,000,000
CWIL 154, Siu Sai Wan North, Chai Wan, Hong Kong	Good Express Development Limited	Super-structure	25th September, 1995	570,800,000

The value of works completed during the year ended 31st March, 1998 in respect of the above contracts amounted to approximately HK$482,656,000.

Connected Transactions (continued)

2. An agreement was made between CDIL, CCHL and the Company whereby CCHL Group may source the lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of CDIL or the Company from time to time on normal commercial terms. The Group had entered into the following connected transactions as within the meaning of the Listing Rules:

Main Contractor	**Nature of transaction**	**Sub-Contractor**	**Estimated contract value** *HK$*
Chevalier Construction (Hong Kong) Limited	Supply and installation of building materials	Chevalier (Building Supplies & Engineering) Limited ("CBS")	41,693,000
CCCL	Supply and installation of building materials	CBS	56,763,000
CCCL	Supply and installation of building materials	Chevalier (Aluminium Engineering) Limited	39,849,000
CCCL	Lift installation	Chevalier (HK) Limited ("CHK")	35,000,000
CCCL	Electrical installation	CHK	21,868,000

Sales and progress receipts for the year ended 31st March, 1998 in respect of the above contracts amount to approximately HK$61,960,000.

3. The Company had entered into a separate administration service agreement with CDIL and CCHL for sharing with CCHL the accounting, treasury, electronic data processing, company secretarial, personnel and property management services provided by the Group at a management fee calculated based on 0.3% of the CCHL Group's annual turnover. Management fee paid by CCHL to CDIL during the year ended 31st March, 1998 amounted to HK$4,473,000.

Connected Transactions (continued)

4. The following premises were leased to the Group, CCHL Group and COAI Group from the wholly-owned subsidiaries of CDIL at commercial rates:

Landlord (wholly-owned subsidiary of CDIL)	Property (usage)	Tenant	Rental for the year *HK$*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	the Company	18,277,000
		COAI	4,052,000
		CCHL	2,596,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	the Company	7,349,000
		COAI	249,000
		CCHL	196,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	the Company	9,581,000
		COAI	9,816,000
		CCHL	296,000
Macont Development Inc.	14535-14583, Yonge Street, Toronto, Canada (workshop/office)	the Company	2,485,000
YCC (Development) Company Limited	Hong Kong Industrial Centre (workshop)	the Company	499,000
	Co-tack Industrial Building (warehouse)	the Company	229,000
Chevalier (Development) Company Limited	Carparks at East Sun Industrial Centre	the Company	96,000
GJ (Development) Company Limited	East Sun Industrial Centre (workshop)	the Company	2,510,000
Open City Limited	9 Henderson Road (director quarter)	the Company	4,304,000
Futex Development Limited	Regent Villa (resort)	the Company	126,000
		COAI	126,000
		CCHL	126,000

During the year, rentals amounting to approximately HK$45,456,000, HK$3,214,000 and HK$14,243,000 were paid to CDIL Group by the Group, CCHL Group and COAI Group respectively in respect of the above leases.

Connected Transactions (continued)

Waivers have been granted by the Stock Exchange on 29th December, 1997 to CCHL to effect the change after the restructuring of CDIL from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules in respect of the connected transactions which have been entered into at present and/or will be entered into in the future between CCHL and the Company as set out in the announcement of CCHL dated 11th September, 1997. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CDIL or the Company in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular and/or to obtain prior independent shareholders' approval for the transactions on each occasion when they arise:

(1) award of building construction contracts by subsidiaries of CDIL to CCHL since the former had become wholly-owned subsidiaries of the Company;

(2) supply of building materials and equipment and relevant services by subsidiaries of CDIL to CCHL since the former had become wholly-owned subsidiaries of the Company; and

(3) the sharing of administrative services provided by the Company between CDIL and CCHL. The Company will provide administrative services directly to CCHL. Management fee paid to the Company during the year ended 31st March, 1998 amounted to HK$4,686,000.

The Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Company during the year ended 31st March, 1998 were:

(i) in the ordinary and usual course of the Company business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waivers.

Directors' Interests in Shares and Options

As at 31st March, 1998, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

Directors' Interests in Shares and Options (continued)

(a) Interests in the Company

(i) Shares

Directors	Personal interest	Family interest	Total
	Number of ordinary shares		
CHOW Yei Ching	473,944,881*	–	473,944,881
KUOK Hoi Sang	471,518	–	471,518
FUNG Pak Kwan	416,694	–	416,694
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	771,472	148,224	919,696
Iain Leonard DALE	42,016	–	42,016

* *Dr. CHOW Yei Ching beneficially owned 473,944,881 shares in the Company, representing in aggregate approximately 46.3% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

(ii) Share Options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	18,000,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	10,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	8,000,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.5376	-	2,200,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	2,200,000
WONG Kie Ngok, Alexander	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	1,200,000
TAM Kwok Wing	4/2/1998	4/9/1998-3/9/2001	1	0.5376	-	1,700,000

Details of the share options are set out in note 18(b) to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in associated corporations

(i) Shares

		Number of ordinary shares			
Directors	**Associated corporations**	**Personal interest**	**Corporate interest**	**Family interest**	**Total**
CHOW Yei Ching	CDIL	44,583,816	235,229,813*	–	279,813,629
	COAI	32,000,000	497,754,666*	–	529,754,666
	CSHL	4,375,000	80,000,000*	–	84,375,000
	CCHL	41,036,489	85,377,444*	–	126,413,933
KUOK Hoi Sang	CDIL	1,000,950	–	–	1,000,950
	COAI	5,000,000	–	–	5,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CDIL	316,000	–	–	316,000
	COAI	2,600,000	–	–	2,600,000
	CCHL	77,000	–	–	77,000
FUNG Wo Shun	CDIL	984,000	–	–	984,000
	COAI	300,000	-	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	COAI	100,000	–	–	100,000
TAM Kwok Wing	CDIL	691,005	–	–	691,005
	COAI	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CDIL, COAI, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 497,754,666 shares in COAI, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owns 473,944,881 shares, representing in aggregate approximately 46.3% of the issued share capital of the Company.*

Directors' Interests in Shares and Options (continued)

(b) Interests in associated corporations (continued)

(ii) Share Options

Directors	Associated Corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
KUOK Hoi Sang	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Pak Kwan	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
FUNG Wo Shun	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	COAI	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

Save as disclosed above, as at 31st March, 1998, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr. CHOW Yei Ching, Chairman and Managing Director, aged 63, is the founder of the Chevalier Group and is the Chairman of CDIL, COAI, CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited and United Chinese Bank Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai and The Selection Committee for the First Government of the HKSAR of the Mainland. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. KUOK Hoi Sang, Deputy Managing Director, aged 48, joined the Chevalier Group in 1972 and is the Managing Director of CDIL, Director of COAI and CSHL and Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Mr. FUNG Pak Kwan, Director, aged 47, joined the Chevalier Group in 1974 and is the Director of CDIL and CSHL and Managing Director of COAI. Mr. Fung is responsible for the strategic planning and management of operations of supply and installation of computer systems, office automation equipment and provision of telecommunication systems of the Chevalier Group. He also actively involves in the planning of property investment and property development projects, environmental engineering and motor vehicle business in North America of the Group. Mr. Fung obtained a Diploma of Management Studies from The Hong Kong Management Association.

Mr. FUNG Wo Shun, Director, aged 50, joined the Chevalier Group in 1970 and is the Director of CDIL and COAI. Mr. Fung takes an active role in the management of the day-to-day operations of the insurance services, finance and leasing businesses as well as business development of the Group.

Mr. KAN Ka Hon, Director and Company Secretary, aged 47, joined the Chevalier Group in 1986 and is the Director and Company Secretary of COAI, Company Secretary of CDIL and CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in UK and a member of Hong Kong Society of Accountants.

Directors' Biographies (continued)

Executive Directors (continued)

Mr. WONG Kie Ngok, Alexander, Director, aged 69, joined the Chevalier Group in 1989. He is responsible for the internal audit and project development of the Chevalier Group. Mr. Wong is a member of Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.

Mr. TAM Kwok Wing, Director, aged 37, joined the Chevalier Group in 1986. Apart from participating in management of property development and property management divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of the Group. Mr. Tam holds a Bachelor Degree in Laws from the Beijing University of PRC, a Master of Arts Degree from the City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also a Fellow of the Chartered Institute of Arbitrators in UK.

Non-Executive Directors

Mr. LEE Tung Hai, Leo Cavaliere Gr. Cr., O.B.E., Chev. Leg. D'Hon., Comm. Leopold II, J.P., aged 76, joined the Chevalier Group in 1984. Mr. Lee is the Chairman of the Tung Tai Group of companies and a Director or Non-executive Director of several publicly listed companies in Hong Kong, including Beijing Enterprises Holdings Limited. He is the member of a number of public services committees and heads many social service organisations. Mr. Lee is the member of the Standing Committee of the National Committee of The Chinese People's Political Consultative Conference and is Vice President of the China Overseas Friendship Association. He served as an Advisor on Hong Kong Affairs to Hong Kong and Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; the member of the Preparatory Committee for the HKSAR; and the member of the HKSAR Selection Committee. He has been honoured with awards by four different Governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, and Commandeur de l'Ordre de Leopold II of Belgium. Mr. Lee has over 40 years of experience in business management.

Mr. Iain Leonard DALE O.B.E., aged 58, was appointed to the Board in 1992. Mr. Dale is the Chairman of Henderson TR Pacific Investment Trust plc, the College of Power Technology and the Southern Asian Advisory Group of the Department of Trade and Industry in UK. He is also the Director of Silvermines Group plc and Bowman Power Ltd. He is the member of the UK Foreign and Commonwealth Office Business Panel and in November 1997, he was appointed Ambassador for British Business. He also chairs the British Council's BOND Scheme which involves overseas business people in UK industry. He was previously Chairman of Dale Electric International plc, the power equipment group, and chaired the South East Asian Trade Advisory Group for the British Government.

Retirement Schemes

The Company and certain of its subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of its overseas subsidiaries contribute to the local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3% to 20% on the employees' salaries. The Group's total contributions to these schemes charged to the profit and loss account during the year amounted to HK$23,468,000. Forfeited contributions during the year under these schemes amounted to HK$2,473,000 have been used to reduce the current year's level of contributions.

Substantial Shareholder

As at 31st March, 1998, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 473,944,881 shares representing approximately 46.3% of the issued share capital of the Company as recorded in the register required to be kept under Section 16 (1) of the SDI Ordinance.

Save as disclosed above, there were no parties who were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange throughout the year except that the Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-Laws of the Company.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the board

CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998

Deloitte Touche Tohmatsu



德勤・關黃陳方
會計師行

Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

TO THE MEMBERS OF **CHEVALIER INTERNATIONAL HOLDINGS LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 1998 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 28th July, 1998

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Turnover	(2)	**7,478,088**	5,463,939
Operating profit excluding exceptional items	(3)	**342,122**	310,879
Exceptional items	(4)	**4,616**	33,649
Operating profit of the Group		**346,738**	344,528
Share of results of associated companies		**(9,571)**	77,349
Profit before taxation		**337,167**	421,877
Taxation	(5)	**(60,691)**	(79,566)
Profit after taxation		**276,476**	342,311
Minority interests		**(81,307)**	(101,640)
Profit attributable to shareholders	(6)	**195,169**	240,671
Dividends	(7)	**98,797**	86,187
Profit for the year retained		**96,372**	154,484
Profit/(loss) for the year retained/sustained by:			
The Company and subsidiaries		**111,043**	107,713
Associated companies		**(14,671)**	46,771
		96,372	154,484
Earnings per share	(8)		
Basic		**22 cents**	29 cents
Fully diluted		**22 cents**	26 cents

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Fixed assets	(9)	**584,965**	2,018,541
Properties under development	(10)	**–**	8,120
Interests in associated companies	(12)	**689,817**	151,720
Other investments	(13)	**26,342**	1,300
Current assets	(14)	**8,783,825**	9,002,046
Total assets		**10,084,949**	11,181,727
Deduct:			
Current liabilities	(15)	**4,922,958**	6,131,260
Long-term liabilities	(16)	**3,098,824**	2,307,046
Deferred taxation	(17)	**1,095**	–
Minority interests		**315,006**	1,114,463
Total liabilities and minority interests		**8,337,883**	9,552,769
TOTAL NET ASSETS		**1,747,066**	1,628,958
Financed by:			
Share capital	(18)	**256,161**	188,856
Reserves	(19)	**1,490,905**	1,440,102
TOTAL SHAREHOLDERS' FUNDS		**1,747,066**	1,628,958

The financial statements on pages 33 to 68 were approved by the board of directors on 28th July, 1998 and are signed on its behalf by:

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

BALANCE SHEET

AS AT 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Interests in subsidiaries	(11)	**1,128,874**	797,294
Interests in associated companies	(12)	**104,169**	760
Other investments	(13)	**19,638**	–
Current assets	(14)	**44,552**	41,317
Total assets		**1,297,233**	839,371
Deduct:			
Current liabilities	(15)	**328,576**	118,378
TOTAL NET ASSETS		**968,657**	720,993
Financed by:			
Share capital	(18)	**256,161**	188,856
Reserves	(19)	**712,496**	532,137
TOTAL SHAREHOLDERS' FUNDS		**968,657**	720,993

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Net cash inflow/(outflow) from operating activities	(20)	**230,084**	(1,244,882)
Returns on investments and servicing of finance			
Dividends paid		**(71,886)**	(29,757)
Dividends from associated companies		**18,683**	20,796
Dividends paid to minority shareholders of subsidiaries		**(34,448)**	(18,311)
Dividends received from other investments		**485**	305
Interest received		**12,579**	14,703
Interest paid		**(525,413)**	(375,957)
Net cash outflow from returns on investments and servicing of finance		**(600,000)**	(388,221)
Taxation			
Profits tax paid		**(64,864)**	(56,910)
Investing activities			
Purchase of fixed assets		**(74,624)**	(145,149)
Disposal of fixed assets		**2,112**	1,640
Additions to properties under development		**–**	(9,052)
Purchase of additional interest in subsidiaries		**(468,335)**	–
(Disposal)/purchase of subsidiaries	(21)	**(106,273)**	73,083
Purchase of additional interest in associated companies		**(8,662)**	–
Disposal of interest in associated companies		**97,106**	–
Repayments by associated companies		**73,697**	43,536
Purchase of other investments		**(32,488)**	(2,924)
Disposal of other investments		**–**	107,810
Purchase of marketable securities		**(73,119)**	(16,157)
Disposal of marketable securities		**77,160**	31,593
Deposits with stakeholders		**(199,158)**	(34,688)
Withdrawal of fixed deposits/(deposits) with maturity date beyond three months		**795**	(795)
Net cash (outflow)/inflow from investing activities		**(711,789)**	48,897
Net cash outflow before financing		**(1,146,569)**	(1,641,116)
Financing			
Net contribution by minority shareholders of subsidiaries		**57,710**	11,509
New bank loan and other loans		**2,778,327**	4,826,379
Repayment of bank and other loans		**(1,633,294)**	(1,352,751)
Issue of new shares		**217,050**	5,491
Share issue expenses		**(183)**	(60)
Repurchase of own shares		**(2,223)**	(27,539)
Net cash inflow from financing	(22)	**1,417,387**	3,463,029
Net increase in cash and cash equivalents		**270,818**	1,821,913
Cash and cash equivalents at beginning of year		**(73,521)**	(1,895,389)
Effect of changes in foreign exchange rates		**(7,441)**	(45)
Cash and cash equivalents at end of year	(23)	**189,856**	(73,521)

1 Principal Accounting Policies

The principal accounting policies, which have been adopted by the Group in preparing these financial statements and which conform with accounting principles generally accepted in Hong Kong, are as follows:

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associated companies on the basis set out in note 1(c) below.

Results of subsidiaries or associated companies acquired or disposed of during the year are included in the consolidated profit and loss account as from their respective dates of acquisition or up to the dates of disposal as the case may be.

(b) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, holds more than 50% of its issued equity share capital, controls more than half of its voting power or where the Company controls the composition of its board of directors. Investments in subsidiaries are carried in the Company's balance sheet at cost less provision, if necessary, for any permanent diminution in value.

(c) Associated companies

An associated company is a company, other than a subsidiary, in which the Group has a long-term equity interest and over which the Group is in a position to exercise significant influence over its management, including participation in commercial and financial policy decisions.

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associated companies for the year. In the consolidated balance sheet, investments in associated companies are stated at the Group's share of their net assets and premium on acquisition so far as it has not already been written off or amortized.

The results of associated companies are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any permanent diminution in value.

(d) Other investments

Long-term investments in companies which are not subsidiaries or associated companies are carried at cost less provision where the recoverable amount of these investments falls below the carrying value. Income from these investments are accounted for on the basis of dividends received or receivable during the year.

① Principal Accounting Policies (continued)

e) Marketable securities

Marketable securities held for resale are stated at the lower of cost and market value or net realizable value.

f) Fixed assets and depreciation

(i) Properties held as fixed assets

Investment properties are completed properties which are rental income producing and are held for their investment potential, any rental income being negotiated at arm's length . Such properties are revalued on an open market value basis by independent valuers at least once every three years and, during each of the intervening years, by the Directors in consultation with qualified personnel. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the profit and loss account. On subsequent disposal of revalued assets, the attributable revaluation surplus is transferred to the profit and loss account.

No amortization is provided on investment properties with a lease term of over 20 years. When the unexpired lease term is 20 years or less, amortization is provided on the then carrying value over the remaining term of the lease.

Properties other than investment properties which are held for own use are stated at their revalued amount, being the open market value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Such properties are revalued on an open market value basis by independent valuers or by the Directors whenever their carrying values differ significantly from their market values. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, then it is recognized as income. A decrease in net carrying amount arising on revaluation of an asset is charged to the profit and loss account to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On disposal of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No amortization is provided on freehold land. Amortization is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their respective estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever the shorter.

1 Principal Accounting Policies (continued)

(f) Fixed assets and depreciation (continued)

(ii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation. The cost of other fixed asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalized as an additional cost of the fixed assets.

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

Depreciation is provided on the cost of other fixed assets over their estimated useful lives after taking into account their estimated residual value, on a reducing balance basis, at the following rates per annum:–

	Initial charge upon purchase	Annual charge
Barges and dredgers	10%	10%
Tower crane	20%	15%
Computer equipment	20%	40%
Others	20%	20%

In determining the recoverable amounts of fixed assets, expected future cash flows have not been discounted to their present values.

When assets are sold or retire, their costs and accumulated depreciation are removed from the financial statements. Net gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the profit and loss account.

1 Principal Accounting Policies (continued)

(g) Properties for sale and under development

Properties held for sale are stated at the lower of cost and net realizable value. Properties under development are stated at cost less provision where appropriate and, in the case where the properties have been pre-sold, plus attributable profits less sales deposits received.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing cost capitalized. Net realizable value is estimated by management based on prevailing market conditions.

(h) Stocks and work-in-progress

Stocks representing finished goods are stated at the lower of cost and net realizable value. Cost is determined on the weighted average basis. Net realizable value represents the expected selling price less costs to be incurred in selling and distribution. Long-term work-in-progress are stated at cost plus estimated attributable profits, less foreseeable losses and progress payments received and receivable. Short-term work-in-progress is stated at cost less provision for anticipated losses and progress payments received and receivable. Cost comprises cost of materials, direct labour, sub-contracting charges and other attributable expenses.

The estimated attributable profits for long-term contracts are recognized on the basis of work done when the contracts have progressed to the point where an outcome can prudently be foreseen. Anticipated losses are fully provided for when they are identified.

(i) Revenue recognition

Income from long-term contracts is recognized according to the stages of completion whereas income from short-term contracts is recognized on a completion basis.

Income from properties developed for sale, where there are no pre-sales prior to completion of construction, is recognized on the execution of a binding sales agreement or when the relevant occupation permit is issued by the Authorities, whichever is the later.

Income from pre-sale of properties under development is recognized according to the stages of completion and is calculated by reference to the construction costs incurred up to the end of the financial year as a proportion to the estimated total construction costs. Profits recognized on this basis is limited to the amount of pre-sale deposits received and subject to due allowance for contingencies.

1 Principal Accounting Policies (continued)

(i) Revenue recognition (continued)

When properties are acquired for sale, revenue is recognized on the execution of a binding sale agreement.

Income from property trading is recognized when a sale is completed and title to properties passes to the purchaser.

Income from the sale of goods is recognized at the time when the goods are delivered or title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognized at the time when services are rendered. Receipts in advance of provision of services are included in deferred income.

Insurance agency commission is recognized on the effective commencement or renewal dates of the related policies.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Dividend and other income from investments is recognized when the shareholder's right to receive payment has been established.

Income from sale of listed securities is recognized when the transaction is completed.

Rental income and other earnings under operating leases are recognized on an accrual basis over the terms of the respective leases.

1. Principal Accounting Policies (continued)

(j) Goodwill on consolidation

Goodwill which represents the excess of purchase consideration over the fair value ascribed to the separable net assets at the date of acquisition of subsidiaries and associated companies, is first written off to capital reserve immediately on acquisition and thereafter to retained profits. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration is credited to reserve in the year of acquisition. On disposal of a subsidiary, the attributable amount of goodwill or negative goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiary.

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Rental payments on assets leased by the Group and rental income on fixed assets of the Group leased to third parties are dealt with in the profit and loss account on a straight-line basis over the terms of the respective leases or capitalized as part of cost of contract work-in-progress if they are directly attributable to a contract.

(l) Capitalization of borrowing cost

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, that is, assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized.

(m) Foreign currency translation

The accounting records of the Company, its subsidiaries and associated companies except those not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong dollars at the approximate rates of exchange ruling at the balance sheet date. Profits and losses arising on translation are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries and associated companies are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

1 Principal Accounting Policies (continued)

(n) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed under the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallize in the foreseeable future.

2 Turnover

	1998 *HK$'000*	1997 *HK$'000*
Turnover represents income arising from :		
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering	**1,994,335**	2,147,707
Building construction, civil engineering and supply and installation of building materials and equipment	**1,889,512**	2,329,537
Sales, servicing and leasing of motor vehicles	**357,234**	312,136
Trading of goods	**72,464**	52,180
Sale of properties	**1,702,077**	178,179
Renting of premises	**27,755**	54,174
Telecommunication, paging, technical and maintenance service	**640,760**	149,485
Sales of computers, office equipment and leasing of equipment	**637,672**	173,092
Office management services	**7,777**	4,767
Building management services	**11,777**	–
Securities trading and dividends	**82,137**	7,553
Bank and other deposits	**12,624**	7,074
Hotel service	**26,971**	26,783
Travel agency services and others	**14,993**	21,272
	7,478,088	5,463,939

3 Operating Profit Excluding Exceptional Items

	1998 HK$'000	1997 HK$'000
Operating profit excluding exceptional items is arrived at after charging:		
Interest on bank loans, overdrafts and other loans wholly repayable within 5 years	560,521	402,364
Less: Amount capitalized *	(466,603)	(317,852)
	93,918	84,512
Depreciation on fixed assets	50,722	52,824
Less: Amount capitalized	(2,332)	(3,282)
	48,390	49,542
Directors' emoluments		
Fees	150	350
Salaries, allowances and benefits in kind	17,433	12,980
Contribution to retirement scheme	344	293
Bonuses	–	–
Auditors' remuneration	3,435	3,233
Operating leases payments in respect of		
leasing of premises	62,232	26,129
others	91,703	170,227
	153,935	196,356
Less : Amount capitalized	(91,075)	(170,077)
	62,860	26,279
Exchange loss	4,177	–
Loss on disposal of fixed assets	1,116	842
and crediting:		
Net rental income from properties	16,704	45,712
Net earnings from operating leases other than rental	731	766
Dividend income from		
Hong Kong listed securities	470	305
Foreign marketable securities	15	–
Interest income	12,624	12,332
Exchange gain	–	483

* Interest is capitalized at the rates ranging from 5.6% to 15.6%.

4 Exceptional Items

	1998 HK$'000	1997 HK$'000
Profit on disposal of interests in associated companies	**42,598**	–
Exchange loss on devaluation of foreign currencies	**(26,729)**	–
Deficit on revaluation of properties	**(11,253)**	–
Provision for loss on interests in associated companies written back	**–**	33,649
	4,616	33,649

5 Taxation

	1998 HK$'000	1997 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**48,358**	54,220
Overseas	**9,853**	13,198
Associated companies		
Hong Kong	**1,385**	10,593
Overseas	**–**	1,555
Deferred taxation		
Company and subsidiaries		
Hong Kong	**1,095**	–
	60,691	79,566

Provision for Hong Kong profits tax is calculated at the rate of 16.5% (1997 – 16.5%) on the estimated assessable profits less available tax relief for losses brought forward of each company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual companies concerned.

6 Profit Attributable to Shareholders

Profit attributable to shareholders dealt with in the profit and loss account of the Company amounted to HK$103,258,000 (1997: HK$41,632,000).

7 Dividends

	1998 HK$'000	1997 HK$'000
Interim dividend paid HK$0.04 per share on 982,559,571 shares (1997: HK$0.041 per share (adjusted for the bonus issue made during the year))	**39,303**	33,307
Proposed final dividend HK$0.05 per share on 1,024,642,824 shares (1997: HK$0.064 per share (adjusted for the bonus issue made during the year))	**51,232**	52,880
Additional dividend	**8,262**	–
	98,797	86,187

The amount of final dividend payable for the year ended 31st March, 1998 has been computed on the assumption that no option holders will subscribe for shares prior to the record date for payment of dividend. Dividend payable will increase by approximately HK$3,503,000 if all grantees of share options should exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividend.

Additional dividend represents the final dividend for the year ended 31st March, 1997 paid on shares allotted subsequent to that date but before the closing of the members' register for such dividend.

8 Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$195,169,000 (1997: HK$240,671,000) and on the weighted average number of 880,563,264 (1997: 742,047,766) shares in issue during the year. Exercise of the outstanding share options granted would not result in a significant dilution of the earnings per share. The earnings per share of 1997 have been adjusted for the bonus issue made during the year.



Fixed Assets

The Group	Investment properties					Other properties							Plant, machinery, tools, transmitters and telecom-unication equipment	Furniture, fixtures, office equipment, barges, dredgers and motor vehicles		Total
	Hong Kong		other areas in PRC		Overseas	Hong Kong		other areas in PRC		Overseas						
	under medium-term lease	under long-term lease	under medium-term lease	under long-term lease	on freehold land	under medium-term lease	under long-term lease	under medium-term lease	under long-term lease	on freehold land	under medium-term lease	under long-term lease		held for own use	held for lease	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At cost or valuation																
At 1st April, 1997	-	207,473	-	10,780	453,002	-	1,031,987	62,600	48,290	65,499	-	20,616	42,651	193,655	5,273	2,141,829
Reclassification	-	-	8,075	(10,780)	-	13,000	(13,000)	28,034	(25,329)	-	1,221	(1,221)	16,158	(16,158)	-	-
Additions	9,803	-	-	-	-	2,716	3,012	149	3,093	41	8,921	5,647	13,674	26,383	1,185	74,624
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	(1,233)	(10,187)	(2,162)	(13,582)
Disposal of CDIL (Note 11)	-	(207,473)	-	-	-	-	(1,009,887)	(62,600)	-	(24,290)	-	-	(20,020)	(65,862)	-	(1,390,132)
Deficit on revaluation	(3,103)	-	(375)	-	(43,655)	(3,366)	(1,662)	(3,253)	(1,275)	(11,675)	(2,583)	(2,954)	-	-	-	(73,901)
Exchange adjustments	-	-	-	-	(37,963)	-	-	-	-	(5,243)	(875)	(1,960)	(334)	(5,915)	(113)	(52,403)
At 31st March, 1998	6,700	-	7,700	-	371,384	12,350	10,450	24,930	24,779	24,332	6,684	20,128	50,896	121,916	4,186	686,435
Accumulated depreciation																
At 1st April, 1997	-	-	-	-	-	-	-	-	306	-	-	-	19,795	101,841	1,346	123,288
Reclassification	-	-	-	-	-	-	-	-	-	-	-	-	1,095	(1,095)	-	-
Charge for the year	-	-	-	-	-	127	11,993	639	732	998	239	346	12,345	21,072	2,231	50,722
Written back upon disposals	-	-	-	-	-	-	-	-	-	-	-	-	(697)	(7,023)	(2,634)	(10,354)
Written back upon disposal of CDIL	-	-	-	-	-	-	(11,784)	-	-	-	-	-	(8,122)	(35,903)	-	(55,809)
Eliminated upon revaluation	-	-	-	-	-	(127)	(209)	(639)	(667)	(998)	(239)	(346)	-	-	-	(3,225)
Exchange adjustments	-	-	-	-	-	-	-	-	-	-	-	-	(195)	(2,914)	(43)	(3,152)
At 31st March, 1998	-	-	-	-	-	-	-	-	371	-	-	-	24,221	75,978	900	101,470
Net book value																
At 31st March, 1998	6,700	-	7,700	-	371,384	12,350	10,450	24,930	24,408	24,332	6,684	20,128	26,675	45,938	3,286	584,965
At 31st March, 1997	-	207,473	-	10,780	453,002	-	1,031,987	62,600	47,984	65,499	-	20,616	22,856	91,814	3,930	2,018,541

An analysis of the cost and valuation of the Group's fixed assets is as follows:-

At cost	-	-	-	-	-	-	-	-	-	-	-	-	50,896	121,916	4,186	176,998
At 1998 professional valuation	6,700	-	7,700	-	371,384	12,350	10,450	24,930	21,600	24,332	6,684	20,128	-	-	-	506,258
At 1998 directors' valuation	-	-	-	-	-	-	-	-	3,179	-	-	-	-	-	-	3,179
	6,700	-	7,700	-	371,384	12,350	10,450	24,930	24,779	24,332	6,684	20,128	50,896	121,916	4,186	686,435

Notes:

Certain other properties in other areas in PRC were revalued on 31st March, 1998 by the directors.

Properties in Hong Kong and other areas in PRC except as stated above and certain overseas investment properties were revalued on 31st March, 1998 by C. Y. Leung & Company Limited, international surveyors, real estate agents, valuers and auctioneers. Other overseas investment properties were revalued on 31st March, 1998 by Richard Ellis (Pte) Limited and Canaan Properties, realtor.

Other overseas properties were revalued on 31st March, 1998 by Cheong Koon Seng (CKS) Auctioneers & Valuers Pte Ltd., C.Y. Leung & Company Limited, international surveyors, real estate agents, valuers and auctioneers, Credit Information Bureau Inc., and Messrs Brooke Hillier Parker, chartered surveyors and international property consultants.

9 Fixed Assets (continued)

Notes: (continued)

All properties were revalued on an open market value basis and except that valued by the directors were revalued by independent professional valuers.

Had the other properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 1998 would have been HK$115,776,000 (1997: HK$978,628,000).

Gross rental income derived from investment properties for the year amounted to HK$16,765,000 (1997: HK$39,040,000).

10 Properties Under Development

The Group

	Overseas properties on freehold land
	HK$'000
At 1st April, 1997	8,120
Disposed of upon disposal of CDIL (note 11)	(8,120)
At 31st March, 1998	–

11 Interests in Subsidiaries

	The Company	
	1998	1997
	HK$'000	*HK$'000*
Cost of shares listed in		
Hong Kong	**122,356**	275,123
Singapore	**77,014**	77,014
Unlisted shares, at cost	**592,940**	537,152
Amounts due from subsidiaries	**1,183,383**	670,434
Amounts due to subsidiaries	**(798,984)**	(714,594)
	1,176,709	845,129
Less: Provision	**47,835**	47,835
	1,128,874	797,294
Market value of listed shares		
Hong Kong	**129,620**	556,331
Singapore	**109,668**	234,132

11 Interests in Subsidiaries (continued)

During the year, one of the Group's listed subsidiaries, Chevalier Development International Limited ("CDIL"), reorganized its business structure ("Reorganization") to focus its activities on property investment and development in Hong Kong and other areas in the People's Republic of China ("PRC"). Pursuant to the Reorganization, CDIL (i) acquired certain investments in the PRC satisfied partly by the issue of 101,800,000 new shares of the Company at a price of HK$2.658 and cash of HK$329,416,000, (ii) transferred its interests in companies engaged in Private Sector Participation Scheme Projects in Hong Kong, building management business and building supplies business to the Group at a consideration of HK$192,828,000 and the assignment of debts of HK$226,259,000, and (iii) made a distribution in specie of substantially all of its shares in Chevalier Construction Holdings Limited ("CCHL") to its shareholders including the Company. Upon completion of the Reorganization, CDIL and CCHL, which were formerly the Company's direct and indirect subsidiaries respectively, became the Company's associated companies. The Group's interest in CDIL was diluted from 55% to 43.8% and was further reduced to 38.2% upon disposal of further 45,000,000 shares of CDIL subsequent to the Reorganization. Accordingly, the Group's carrying value in CDIL and CCHL were reclassified to interests in associated companies.

Particulars regarding the principal subsidiaries of the Group are set out on pages 64 to 66.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affect the results or assets of the Group.

12 Interests in Associated Companies

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Share of net assets				
Associated companies listed in Hong Kong	**627,543**	–	–	–
Unlisted associated companies	**48,210**	63,959	–	–
Cost				
Associated companies listed in Hong Kong	–	–	**99,546**	–
	675,753	63,959	**99,546**	–
Amounts due from associated companies	**14,168**	87,777	**4,649**	760
Amounts due to associated companies	**(104)**	(16)	**(26)**	–
	689,817	151,720	**104,169**	760
Market value of listed associated companies	**694,075**	–	**659,230**	–

12 Interest in Associated Companies (continued)

Particulars regarding the principal associated companies of the Group are set out on pages 67 to 68.

The Directors are of the opinion that a complete list of the particulars of all associated companies would be of excessive length and therefore the associated companies as set out are those which principally affect the results and assets of the Group.

13 Other Investments

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong listed shares	**19,790**	–	**19,638**	
Hong Kong unlisted shares	**5,251**	–	**–**	–
Hong Kong unlisted debentures	**1,301**	1,300	**–**	–
	26,342	1,300	**19,638**	–
Market value of listed shares	**21,109**	–	**19,638**	–

14 Current Assets

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	HK$'000	**HK$'000**	HK$'000
Properties for sale				
– completed	**60,382**	73,246	**–**	–
– under development (note a)	**6,503,895**	6,177,871	**–**	–
Stocks and work-in-progress (note b)	**611,301**	764,155	**–**	–
Dividends receivable				
– subsidiaries	**–**	–	**13,846**	28,895
– associated companies	**18,021**	–	**18,021**	–
Debtors, deposits and prepayments	**937,095**	1,595,963	**4,795**	4,306
Hong Kong listed securities (note c)	**17,307**	26,311	**–**	–
Foreign marketable securities (note c)	**2,891**	4,373	**–**	–
Unlisted securities	**–**	5,000	**–**	–
Cash and bank balances (note d)	**632,933**	355,127	**7,890**	8,116
	8,783,825	9,002,046	**44,552**	41,317

14 Current Assets (continued)

Notes:

		The Group	
		1998	1997
		HK$'000	*HK$'000*
(a)	Properties under development		
	Costs plus attributable profits less foreseeable losses	**6,801,951**	6,281,523
	Less : Sales deposits received	**298,056**	103,652
		6,503,895	6,177,871
(b)	Stocks and work-in-progress		
	Stocks		
	Raw materials	**28,809**	18,175
	Inventory held for resale	**272,044**	324,502
	Consumable stores	**34,994**	48,337
		335,847	391,014
	Contract work-in-progress		
	Costs plus attributable profits less foreseeable losses	**3,589,926**	5,249,939
	Less : Receipts on account	**3,314,472**	4,876,798
		275,454	373,141
		611,301	764,155
(c)	Market value of		
	Hong Kong listed securities	**17,344**	28,435
	Foreign marketable securities	**2,891**	4,373

(d) Cash and bank balances includes cash held by stakeholders amounting to HK$233,846,000 (1997: HK$34,688,000).

15 Current Liabilities

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Proposed dividend	**51,232**	52,880	**51,232**	52,880
Provision for taxation	**30,164**	61,274	**2,237**	337
Bills payable	**93,870**	185,517	**–**	–
Creditors, deposits and accruals	**803,666**	1,333,435	**5,354**	1,404
Construction costs payable	**69,029**	58,772	**–**	–
Deferred income	**39,918**	28,237	**–**	–
Current portion of long-term liabilities				
bank loans – secured	**61,863**	146,973	**–**	–
– unsecured	**31,349**	31,250	**–**	–
other loans – unsecured	**256**	232	**–**	–
Short-term bank loans and overdrafts				
– secured	**3,368,630**	3,668,808	**231,000**	–
– unsecured	**372,981**	563,882	**38,753**	63,757
	4,922,958	6,131,260	**328,576**	118,378

16 Long-term Liabilities

	The Group	
	1998	1997
	HK$'000	*HK$'000*
Bank loans		
– secured		
Repayable within a period of		
more than 1 year but not exceeding 2 years	**3,029,295**	1,493,323
more than 2 years but not exceeding 5 years	**18,009**	705,653
more than 5 years	**3,678**	28,724
– unsecured		
Repayable within a period of		
more than 2 years but not exceeding 5 years	**46,875**	78,125
Other loans – unsecured		
Repayable within a period of		
more than 1 year but not exceeding 2 years	**291**	261
more than 2 years but not exceeding 5 years	**676**	960
	3,098,824	2,307,046

The bank and other loans carry interest at commercial rates and are repayable by monthly instalments, the last of which falls due in the year 2003 and 2002 respectively.

The secured bank loans are secured by fixed charges on certain properties and assets of the Group with a total carrying value of HK$5,445,465,000 (1997: HK$3,159,723,000).

17 Deferred Taxation

	1998 HK$'000	1997 HK$'000
Charge for the year provided at current rate	**1,129**	–
Effect of change in tax rate from 16.5% to 16%	**(34)**	–
	1,095	–

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements are as follows:

	1998 HK$'000	1997 HK$'000
Excess of depreciation over tax allowances	**3,264**	(13,503)
Unutilized tax losses	**63,767**	35,789
Other timing differences	**2,568**	209
	69,599	22,495
Effect of change in tax rate from 16.5% to 16%	**(1,443)**	–
	68,156	22,495

Deferred tax has not been accounted for on the valuation surplus or deficit arising on the revaluation of properties in Hong Kong, Thailand and Singapore as surplus or deficit arising on the disposal of these assets would not be subject to taxation. Accordingly, the valuation does not constitute a timing difference for tax purposes.

The potential deferred tax assets attributable to unutilized tax losses of foreign subsidiaries at 31st March, 1998 will expire in the following years:

	1998 HK$'000	1997 HK$'000
1998	–	305
1999	–	496
2000	**976**	2,238
2001	**2,312**	3,024
2002	**1,141**	1,632
2003	–	2,870
2004	**335**	381
2005	**459**	–
2006	**94**	94
2007	**851**	435
2008	**962**	481
2009	**1,652**	826
2010	**416**	208
2012	**448**	155
2013	**948**	–

18 Share Capital

	Number of ordinary shares of HK$0.25 each	Nominal value
	'000	*HK$'000*
Authorized:		
Balance at beginning of year	1,005,000	251,250
Additions	295,000	73,750
Balance at end of year	1,300,000	325,000
Issued and fully paid:		
Balance at beginning of year	755,423	188,856
Bonus issue	87,346	21,837
Issue of shares upon exercise of share options and warrants	141,297	35,324
Issue of shares in lieu of cash dividends	42,673	10,668
Repurchase of own shares	(2,096)	(524)
Balance at end of year	1,024,643	256,161

Notes:

(a) Authorized and issued share capital

Pursuant to an ordinary resolution passed on 23rd September, 1997, the Company's authorized share capital was increased from HK$251,250,000 to HK$325,000,000 by the creation of 295,000,000 shares of HK$0.25 each to rank pari passu in all respects with the then existing shares.

Pursuant to an ordinary resolution passed on the same date, the Company approved and made a bonus issue of new shares of HK$0.25 each credited as fully paid by way of capitalization of part of the Company's share premium on the basis of one bonus share for every ten shares then held. Such shares are to rank pari passu in all respects with the then existing shares.

During the year, (i) 100,000 shares were issued pursuant to the exercise of options granted to employees under the share option scheme at a subscription price of HK$0.86 per share giving a total consideration of HK$86,000. (ii) 141,197,153 shares were issued upon the exercise of the subscription rights by the warrant holders as detailed in (c) below, (iii) 42,673,103 shares were issued in lieu of cash dividends payable to the shareholders at prices of HK$0.66 and HK$1.65 per share, giving a total consideration of approximately HK$28,559,000.

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 2,096,000 shares of HK$0.25 each of the Company, at prices ranging from HK$0.80 to HK$1.31 per share, giving a total cost of approximately HK$2,223,000. These shares were subsequently cancelled. The nominal value of the cancelled shares was credited to a capital redemption reserve and the cost paid was charged to the contributed surplus of the Company and retained profits of the Group respectively. The Directors considered that the aforesaid shares were repurchased at a discount to the net asset value per share and resulted in an increase of the net asset value per share then in issue.

18 Share Capital (continued)

(b) Share option scheme

A Share Option Scheme for the benefit of full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which Directors may invite full-time employees, including Executive Directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the five business days last preceding the offer date or the nominal value of these shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been granted and no option may be granted after 6 October 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the options exercised during the year are as follows:

	Number of options				
Price per share to be paid on exercise of option	**Outstanding at beginning of year**	**Granted during the year**	**Exercised during the year**	**Cancelled**	**Outstanding at end of year**
HK$					
0.5376	–	46,900,000	–	–	46,900,000
0.6464	–	22,504,000	–	–	22,504,000
0.86	1,200,000	–	100,000	450,000	650,000

The consideration payable by each of the grantees for the options granted during the year was HK$1. Exercise of the outstanding options in full would, under the present capital structure of the Company, result in the issue of 70,054,000 additional shares of HK$0.25 each and the receipt by the Company of approximately HK$40,319,000 in cash.

(c) Warrants

As at 1st April, 1997, the Company had outstanding warrants with subscription rights totalling HK$222,312,000 entitling the registered holders to subscribe in cash for fully paid shares of the Company at a subscription price of HK$1.56 per share, which was adjusted to HK$1.418 per share upon the issue of bonus shares by the Company during the year, on the basis of one share for one warrant held by the holders at any time up to 30th September, 1997. HK$183,973,000 and HK$32,991,000 warrants had been exercised at a subscription price of HK$1.56 and HK$1.418 respectively during the year and the remaining lapsed on the expiry date.

19 RESERVES

The Group

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve: Investment properties HK$'000	Property revaluation reserve: Other properties HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
Balance at beginning of year	340,895	26,674	7,002	177,158	242,509	25,429	620,435	1,440,102
Disposal and dilution of interest in subsidiaries and associated companies	–	67,866	–	(14,455)	(71,303)	(345)	(30,970)	(49,207)
Bonus issue	(21,837)	–	–	–	–	–	–	(21,837)
Issue of new shares	199,617	–	–	–	–	–	–	199,617
Share issue expenses	(183)	–	–	–	–	–	–	(183)
Net deficit on revaluation of properties	–	–	–	(31,052)	(5,083)	–	–	(36,135)
Profit for the year retained	–	–	–	–	–	–	96,372	96,372
Deficit on translation of financial statements of foreign subsidiaries	–	–	–	–	–	(29,509)	–	(29,509)
Share of reserves in associated companies	–	(989)	–	55,816	(152,083)	1,013	–	(96,243)
Goodwill on consolidation of additional interest in subsidiaries acquired during the year	–	(10,373)	–	–	–	–	–	(10,373)
Repurchase of own shares	–	–	524	–	–	–	(2,223)	(1,699)
Balance at end of year	518,492	83,178	7,526	187,467	14,040	(3,412)	683,614	1,490,905
Including share of reserves retained in associated companies								
At 31st March, 1998	–	(989)	–	55,816	(152,083)	1,013	(14,088)	(110,331)
At 31st March, 1997	–	–	–	–	–	–	583	583

The Company

	Share permium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
Balance at beginning of year	134,276	97,408	7,002	293,451	532,137
Bonus issue	(21,837)	–	–	–	(21,837)
Issue of new shares	199,617	–	–	–	199,617
Share issue expenses	(183)	–	–	–	(183)
Profit for the year	–	–	–	103,258	103,258
Dividends (note 7)	–	–	–	(98,797)	(98,797)
Repurchase of own shares	–	(2,223)	524	–	(1,699)
Balance at end of year	311,873	95,185	7,526	297,912	712,496

Contributed surplus arises from the acquisition of subsidiaries and associated companies and being the difference of the value of net assets acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

20 RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	1998 HK$'000	1997 HK$'000
Profit before taxation	**337,167**	421,877
Share of results of associated companies	**9,571**	(77,349)
Interest income	**(12,624)**	(12,332)
Interest expenses	**93,918**	84,512
Dividend income from other investments	**(485)**	(305)
	90,380	(5,474)
Operating profit before interest, dividends and taxation	**427,547**	416,403
Depreciation	**48,390**	49,542
Loss on disposal of fixed assets	**1,116**	842
Deficit on revaluation of properties	**11,253**	–
Profit on disposal of other investments	**–**	(24,032)
Profit on disposal of interests in associated companies	**(42,598)**	–
Loss/(profit) on disposal of marketable securities	**1,950**	(3,253)
Exchange loss on devaluation of foreign currencies	**26,729**	–
Provision for loss of investments	**7,597**	–
Provision for loss in associated companies written back	**–**	(33,649)
Provision for loss on properties under development	**–**	1,418
Increase in properties for sale	**(529,575)**	(1,400,048)
Decrease/(increase) in stocks and work-in-progress	**451,279**	(165,628)
Increase in debtors, deposits and prepayments	**(145,602)**	(313,852)
Increase in creditors, deposits and accruals	**33,919**	165,958
(Decrease)/increase in bills payable	**(88,712)**	34,543
Increase in construction costs payable	**10,257**	24,447
Increase in deferred income	**11,681**	44
Exchange difference	**4,853**	2,383
	(197,463)	(1,661,285)
Net cash inflow/(outflow) from operating activities	**230,084**	(1,244,882)

21 DISPOSAL OF SUBSIDIARIES

	HK$'000
Net assets disposed of during the year:	
Assets	
Fixed assets	1,334,323
Properties under development	8,120
Interests in associated companies	89,487
Stocks and work-in-progress	144,238
Properties for sale	221,754
Amount due from affiliated companies	421,112
Listed securities	9,344
Debtors, deposits and prepayments	774,996
Cash and bank balances	126,866
	3,130,240
Less: Liabilities	
Creditors and accruals	572,147
Amount due to fellow subsidiaries	7,887
Taxation	22,492
Bank loans and overdrafts	757,569
Minority interests	72,834
	1,697,311
Less: Minorities' share of net assets	806,808
Interests in associated companies	890,503
	–

The subsidiaries sold during the year contributed HK$324,167,000 to the Group's net operating cash flows, paid HK$67,180,000 in respect of net returns on investments and servicing of finance, paid HK$3,223,000 in respect of taxation, contributed HK$3,112,000 in respect of investing activities and utilized HK$112,743,000 for financing activities.

Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	HK$'000
Bank balances disposed of	(126,866)
Short-term bank loans and overdraft disposed of	20,593
Net outflow of cash and cash equivalents in respect of disposal of subsidiaries	(106,273)

22 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Bank and other loans HK$'000	Share capital and premium HK$'000	Others items HK$'000	Minority interests HK$'000	Total HK$'000
Financing at beginning of year	6,325,026	529,751	–	1,114,463	7,969,240
Net cash inflow/(outflow) from financing	1,145,033	216,867	(2,223)	57,710	1,417,387
Issue of shares in lieu of cash dividends	–	28,559	–	–	28,559
Repurchase of the Company's shares	–	(524)	2,223	–	1,699
Share of profits and reserves by minority shareholders of subsidiaries	–	–	–	51,100	51,100
Dividends paid to minority shareholders of subsidiaries	–	–	–	(34,448)	(34,448)
Dividends paid and allotment of shares to minority shareholders of subsidiaries not involving movement of cash	–	–	–	(44,952)	(44,952)
Decrease due to disposal of and acquisition of additional interest in subsidiaries	(736,976)	–	–	(828,867)	(1,565,843)
Effect of changes in foreign exchange rates	(8,411)	–	–	–	(8,411)
Financing at end of year	6,724,672	774,653	–	315,006	7,814,331

23 ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	1998 HK$'000	1997 HK$'000
Cash and bank balances	**399,087**	319,644
Short-term bank loans and overdrafts	**(209,231)**	(393,165)
	189,856	(73,521)

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

24 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Group are set out in note 3.

24 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

No director obtained benefit (1997: HK$21,400) from the exercise of share options of the Company and no director obtained benefit (1997: HK$4,025,000) from share options granted by an associated company.

Included in Directors' fees was an amount of HK$150,000 (1997: HK$350,000) paid to Non-executive Directors.

Emoluments of the Directors fall within the following bands:

Bands	Number of Directors 1998	1997
HK$0 – HK$1,000,000	**2**	2
HK$1,000,001 – HK$1,500,000	**4**	2
HK$1,500,001 – HK$2,000,000	**2**	1
HK$2,000,001 – HK$2,500,000	**–**	1
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**–**	1
HK$6,000,001 – HK$6,500,000	**–**	1
HK$9,000,001 – HK$9,500,000	**1**	–

During the year, one director waived the fee payable to him for the year of HK$200,000. (1997: nil)

Of the five individuals whose emoluments were the highest for the year, three (1997: all) are Directors whose emoluments are disclosed above. The total emoluments of the two individuals whose emoluments were the highest for the year were as follows:–

	1998 HK$'000	1997 HK$'000
Salaries, allowances and benefits in kind	**3,089**	–
Contributions to retirement scheme	**70**	–
Benefits from the exercise of share options granted by a former subsidiary	**287**	–
Bonuses	**–**	–
	3,446	–

Emoluments of the two highest paid individuals fall within the band HK$1,500,001 – HK$2,000,000.

25 DISTRIBUTABLE RESERVES

At the balance sheet date, the Company's reserves available for distribution to shareholders amounted to HK$393,097,000 (1997: HK$390,859,000).

26 BANKING FACILITIES AND CHARGES ON ASSETS

Other than that disclosed in note 16, other banking facilities to the total extent of HK$62,812,000 (1997: HK$ 39,298,000) of which HK$34,918,000 (1997: HK$28,228,000) was utilized at the balance sheet date is secured by a pledge of property of a subsidiary.

27 COMMITMENTS AND CONTINGENT LIABILITIES

As at the balance sheet date, the Company and the Group had the following contingent liabilities and commitments:

(a) contingent liabilities in respect of counter-indemnities, issued to bankers for the Group's performance for remedial work and maintenance, amounting to approximately HK$87,450,000 (1997: HK$53,885,000) in respect of guarantees issued for ten years for Private Sector Participation Scheme projects completed by the Group.

(b) guarantees issued by the Company for banking facilities and performance bonds extended to its subsidiaries and associated companies amounting to HK$5,599,030,000 (1997: HK$5,641,231,000) and HK$600,904,000 (1997: HK$703,029,000) respectively.

(c) annual commitments payable within the next year under non-cancellable operating leases which expire:

	Leased premises		**Others**	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**15,733**	8,552	–	20,717
In the second to fifth year inclusive	**74,253**	17,294	–	–
Over five years	**1,252**	1,252	–	–
	91,238	27,098	–	20,717

(d) capital commitments for the acquisition of fixed assets by the Group:

	1998	1997
	HK$'000	HK$'000
Authorized and contracted for	**44**	2,894
Authorized but not contracted for	**2,515**	4,759
	2,559	7,653

27 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(e) the Group's liability for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$31,000,000 (1997: HK$23,000,000).

28 RELATED PARTY TRANSACTIONS

Details of the material transactions between the Group, Chevalier Development International Limited ("CDIL") group, Chevalier Construction Holdings Limited ("CCHL") group and Chevalier (OA) International Limited ("COAI") group are as follows:

(a) As detailed in note 1, CDIL underwent a reorganization whereby CDIL transferred certain assets to the Company satisfied by a cash consideration of HK$192,828,000 together with an assignment of debts of HK$226,259,000 and a distribution in specie of substantially all of its shares in CCHL to its shareholders, including the Company.

(b) On 1st April, 1997, the Company entered into a management agreement with CDIL, under which the Company shall provide company secretarial, accounting, treasury, electronic data processing, personnel and property management services to CDIL group for a term of one year to 31st March, 1998 at a management fee of HK$2,000,000 (1997: HK$2,000,000).

(c) On 28th March, 1997, the Company's subsidiary, Chevalier (HK) Limited ("CHKL") entered into a management agreement with COAI, under which CHKL shall provide company secretarial, accounting, electronic data processing, personnel and property management services to COAI group for a term of one year to 31st March, 1998 at a management fee calculated at the rate of 0.5 per cent of the annual turnover of COAI group, excluding those of its overseas subsidiaries. Management fees received from COAI group under this agreement amounted to HK$6,433,000 (1997: HK$6,297,000) for the year ended 31st March, 1998. The management agreement had been renewed for a further term of one year.

(d) An agreement was entered into between the Company, CDIL and CCHL in relation to the sharing between CDIL and CCHL the accounting, treasury, electronic data processing, company secretarial, personnel and property management services provided by the Group. The management fee for these services is calculated at 0.3% per annum of the aggregate turnover of the operating subsidiaries of CCHL. Upon the reorganization of CDIL, CCHL entered into a separate agreement with the Company under the same terms. Management fee paid by CCHL to CDIL and the Company for the year ended 31st March, 1998 amounted to HK$4,473,000 (1997: HK$7,246,000) and HK$4,686,000 (1997: nil) respectively.

28 RELATED PARTY TRANSACTIONS (Continued)

(e) During the year, the Group and COAI paid rentals amounting to approximately HK$59,699,000 (1997: HK$48,184,000) to CDIL group for the use of CDIL group's premises.

(f) During the year, CCHL group paid rentals amounting to approximately HK$3,214,000 (1997: HK$3,282,000) to CDIL group for the use of CDIL group's premises.

(g) During the year, the Group received rentals and delivery charges amounting to approximately HK$22,368,000 (1997: HK$26,361,000) and HK$3,696,000 (1997: HK$3,040,000) respectively from COAI group for premises occupied and services provided.

(h) An agreement was entered into between CDIL and CCHL to regulate the manner in which the CDIL group invited and would invite the CCHL group to participate in the construction work in relation to building construction projects being developed by the Group. Upon the reorganization of CDIL, the project companies became subsidiaries of the Group and the Company undertakes to invite CCHL to participate in its construction projects on an arm's length basis, so long as CCHL remains an associated company of the Company. Amounts paid and payable to CCHL group during the year in respect of the construction work done amounted to HK$482,656,000 (1997: HK$544,545,000).

(i) An agreement was made between the Company, CDIL and CCHL whereby the CCHL group may purchase building materials and electrical and mechanical equipment and systems as may be supplied by the CDIL group and the Group excluding the CDIL group ("CIHL group") respectively from time to time on normal commercial terms. Upon the reorganization of CDIL, these suppliers companies became subsidiaries of the Company and the Group, and continued to supply building materials and equipment to the CCHL group. Amounts received and receivable during the year in respect of those supplies to the CCHL group by the CDIL group and the CIHL group amounted to HK$18,346,000 (1997: HK$43,337,000) and HK$43,614,000 (1997: HK$27,114,000) respectively.

In the opinion of the Directors of the Company, all the above transactions were conducted on an arm's length basis and were in the normal and ordinary course of business.

29 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

PRINCIPAL SUBSIDIARIES

Name of companies	Place or country of incorporation/ operation	Class of shares	Issued and paid up share capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Chevalier (OA) International Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$82,821,756	828,217,558	31.9	18.2	Investment holding
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment and share investment
Chevalier Singapore Holdings Limited (listed on the Mainboard of The Stock Exchange of Singapore Limited)**	Singapore	Ordinary	S$22,500,000	112,500,000	71.1	–	Marketing, installation and maintenance of lifts
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 –	Supply and installation of aluminium building materials and curtain wall
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 –	Supply and installation of building materials and trading of forklifts trucks and generators
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.1	Trading
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$26,900,000	26,900,000	–	100	Electrical and mechanical contractor
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$9,100,000	9,100,000	–	100	Environmental engineering
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Provision of internet services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.1	Trading

Name of companies	Place or country of incorporation/ operation	Class of shares	Issued and paid up share capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Paging services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Installation of satellite antennae
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	–	50.1	Trading and telecommunication services
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Chevalier Automobiles Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Chrysler Inc.**	Canada	Common	C$101	200	–	100	Sales and servicing of automobiles
Chevalier Development (S) Pte. Limited**	Singapore	Ordinary	S$2,500,000	2,500,000	–	71.1	Property investment
Chevalier Engineering (S) Pte. Limited**	Singapore	Ordinary	S$500,000	500,000	–	71.1	Installation and maintenance of lifts
Chevalier Imports Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier International (U.S.A.) Inc.**	U.S.A.	Common	US$100,000	100,000	–	100	Trading
Chevalier Lifts Engineering (Shenzhen) Company Limited**	The People's Republic of China	Not applicable	RMB10,886,572	Not applicable	–	100	Lifts installation and servicing
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading
Chevalier OA (S) Pte. Limited**	Singapore	Ordinary	S$500,000	500,000	–	50.1	Trading
Chevalier OA (Thailand) Limited**@	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	– –	50.1 23.5	Trading
Chevalier Office Automation Service (Shenzhen) Company Limited**	The People's Republic of China	Not applicable	HK$1,800,000	Not applicable	–	50.1	Provision of maintenance services
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading
Chevalier Telecom (Thailand) Limited**	Thailand	Ordinary	BAHT5,000,000	50,000	–	50.1	Trading
Companhia de Elevadores Chevalier (Macau) Limited**	Macau	Ordinary	Patacas100,000	100	–	100	Lifts installation and servicing

PRINCIPAL SUBSIDIARIES

Name of companies	Place or country of incorporation/ operation	Class of shares	Issued and paid up share capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Marketing, installation and maintenance of lifts
Gold Express Development Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	–	
Good Process Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$ 51	51	–	–	
Goodkent Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	–	
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Property investment and share dealing
Macleh (Chevalier) Limited#*	Canada	Common	C$10,100	10,100	–	100	Sales and servicing of automobiles and property development
Oriental Sharp Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	–	
Rich Fortress Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property management
		Deferred	HK$1,002	1,002	–	–	
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.1	Property investment
Talent Luck Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	–	
757040 Ontario Limited**	Canada	Common	C$10	10	–	100	Property investment

\# Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** Not audited by Deloitte Touche Tohmatsu.

Note : All deferred shares are non voting

Name of associated companies	Place or country of incorporation/ operation	Class of shares held	Held by Company	Held by subsidiary	Principal activities
			%	%	
Berville Investment Limited	Hong Kong/ The People's Republic of China	Ordinary	–	19.1	Property development
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	– –	37.3 –	Civil engineering
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	–	37.2	Building construction
Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	30	7.3	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	– –	37.3 –	Building construction
Chevalier Civil Engineering (Hong Kong) Limited (formerly known as Excellent Lane Limited)	Hong Kong	Ordinary	–	37.3	Civil engineering
Chevalier MLD Leasing Company Limited**	Hong Kong	Ordinary	–	50	Finance, leasing and hire purchase financing
Chevalier Biwater Joint Venture	Hong Kong	Not applicable	–	50	Environmental engineering
Chevalier Development International Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	36.6	1.6	Investment holding
Chonmain Development Limited	Hong Kong/ The People's Republic of China	Ordinary	–	30.6	Investment holding
Fairwide Limited	Hong Kong/ The People's Republic of China	Ordinary	–	19.1	Property development
Forth Bridge Company Limited	Hong Kong	Ordinary Deferred	– –	38.2 39.2	Property investment
Futex Development Limited**	Hong Kong	Ordinary	–	38.2	Property investment and development
Chevalier (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 –	Investment holding and property development

PRINCIPAL ASSOCIATED COMPANIES

Name of associated companies	Place or country of incorporation/ operation	Class of shares held	Held by Company	Held by subsidiary	Principal activities
			%	%	
GJ (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment
Lac Kai Investment Company Limited	Hong Kong	Ordinary	–	38.2	Investment holding and property investment
Macont Developments Inc.**	Canada	Common	–	38.2	Property investment
Macscarboro Developments Inc.**	Canada	Common	–	38.2	Property investment
Matterhorn Properties Limited	The British Virgin Islands/ Hong Kong	Ordinary	–	38.2	Property investment
Open City Limited	Hong Kong	Ordinary	–	38.2	Property investment
Peak Gain Limited**	Hong Kong	Ordinary	–	38.2	Property investment
Proud Rich Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment and trading of securities
Shanghai Chon Main Real Estate Development Company Limited**	The People's Republic of China	Not applicable	–	24.4	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	–	38.2	Property investment and development
Vanland Limited	Hong Kong	Ordinary	–	38.2	Property development
Winfield Development Limited**	Hong Kong	Ordinary	–	38.2	Property investment
Xinyang Chevalier Hotel Limited**	The People's Republic of China	Not applicable	–	26.7	Hotel operating
YCC (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment
United O. A. Limited**	Hong Kong	Ordinary	–	20.5	Trading of office equipment

** Not audited by Deloitte Touche Tohmatsu.

Note : All deferred shares are non-voting.

EXTRACTS OF FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATED COMPANIES

The following information is extracted from the 1998 published financial statements of **Chevalier Development International Limited**, a principal associated company:

Consolidated profit and loss account

for the year ended 31st March, 1998

	1998	1997
	HK$'000	*HK$'000*
Turnover	**3,421,965**	2,601,499
Depreciation less *amount* capitalized of HK$2,332,000 (1997: HK$3,282,000)	**21,692**	27,401
Operating profit excluding exceptional items	**142,882**	97,441
Exceptional items	**33,957**	33,649
Operating profit of the Group	**176,839**	131,090
Share of results of associated companies	**1,903**	7,292
Profit before taxation	**178,742**	138,382
Taxation	**23,478**	22,816
Profit after taxation	**155,264**	115,566
Minority interests	**(554)**	(6,250)
Profit for the year	**154,710**	109,316
Dividends	**185,834**	38,194

Consolidated balance sheet

as at 31st March, 1998

	1998	1997
	HK$'000	*HK$'000*
Fixed assets	**1,042,530**	1,350,080
Properties under development	**7,903**	8,120
Interests in associated companies	**64,239**	100,440
Other investments	**600,683**	–
Current assets	**498,229**	7,434,371
Total assets	**2,213,584**	8,893,011
Deduct:		
Current liabilities	**197,340**	5,108,372
Long-term liabilities	**495,132**	2,182,837
Minority interests	**69,458**	146,392
Total liabilities and minority interests	**761,930**	7,437,601
TOTAL NET ASSETS	**1,451,654**	1,455,410
Financed by:		
Share capital	**61,596**	50,925
Reserves	**1,390,058**	1,404,485
TOTAL SHAREHOLDERS' FUNDS	**1,451,654**	1,455,410

The following information is extracted from the 1998 published financial statements of **Chevalier Construction Holdings Limited**, a principal associated company:

Consolidated profit and loss account

for the year ended 31st March, 1998

	1998 HK$'000	1997 HK$'000
Turnover	**3,052,506**	2,415,011
Depreciation less amount capitalized of HK$5,000,000 (1997: HK$3,282,000)	**891**	1,028
Operating (loss)/profit of the Group	**(16,148)**	18,109
Share of profit of associated companies	**8,565**	11,429
(Loss)/profit before taxation	**(7,583)**	29,538
Taxation	**4,729**	5,639
(Loss)/profit after taxation	**(12,312)**	23,899
Minority interests	**(34)**	(50)
(Loss)/profit attributable to shareholders	**(12,346)**	23,849
Dividends	**2,290**	6,870

Consolidated balance sheet

as at 31st March, 1998

	1998 HK$'000	1997 HK$'000
Fixed assets	**24,919**	23,229
Interests in associated companies	**14,625**	17,840
Current assets	**972,358**	858,145
Total assets	**1,011,902**	899,214
Deduct:		
Current liabilities	**855,008**	727,709
Minority interests	**469**	435
Total liabilities and minority interests	**855,477**	728,144
TOTAL NET ASSETS	**156,425**	171,070
Financed by:		
Share capital	**22,900**	22,900
Reserves	**133,525**	148,170
TOTAL SHAREHOLDERS' FUNDS	**156,425**	171,070

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 11:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1998.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$325,000,000 to HK$425,000,000 by the creation of an additional 400,000,000 new shares of HK$0.25 each to rank pari passu with the existing shares in all respects."

6. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 7:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 21st August, 1998

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Wednesday, 16th September, 1998.